The Business Improvement Imperative

Improving Workforce Effectiveness

COMFORCE CORPORATION



PEOPLE POWERING BUSINESS

Attracting and Maintaining Clients

2007 Annual Report

"I believe in the dignity of labor, whether with head or hand; that the world owes no man a living but that it owes every man an opportunity to make a living."

—John D. Rockefeller

To our shareholders:

We continued to focus on two major priorities in 2007: providing value to you, our shareholders, and in supplying the quality employees needed by our clients to power their business. Since our path to profitability is people driven, we are continually aware of our obligation to their development as a vital part of fulfilling our goals. At COMFORCE the emphasis on the dignity of work, regardless of skill level, permeates our culture. Our commitment to our employees reflects itself in the quality of our workforce and the noteworthy retention rate of high performers, both temporary and full time.

With gratitude to all we are once again proud to report a very productive year in terms of advancing our niche service lines and improving our balance sheet. Some of the highlights of 2007 were:

- Record revenues of $586.7 million
- Interest expense reduction of approximately $1.7 million over the year 2006
- An 11.4% increase in net income from continuing operations before income taxes over the year 2006

Our financial stability has steadily improved through the continuing reduction of long-term public debt which has decreased from $138.8 million in June 2000 to $11.7 million dollars in '07. During 2007, we redeemed and repurchased $11.2 million principal amount of our 12% Senior Notes, thereby, further reducing our annualized interest expense.

While our gross margin has improved slightly, it has been offset by increased operating expenses, primarily a result of our overseas expansion. Accelerated business growth has necessitated the upgrade and enhancement of the proprietary software, "WAND". WAND makes possible the customized service strategy of our profit leading subsidiary, PrO Unlimited. To maintain a leadership position in this valuable niche, which we feel represents the future of the staffing industry, we feel it is an investment which will help insure our future. Leading change has always been our hallmark.

Visualizing market trends and business challenges has required foresight, investment and patience. However, it has paid off particularly with PrO Unlimited. Responding to the 1099 independent contractor challenge in 1991 we pioneered a systematic identification and compliance business process to respond to the challenges of the use of contractors. Since then legislation and marketplace demand has broadened PrO's scope of services to include: vendor neutral staffing supplier management, worker classification identification and professional payrolling services. Client recognition for market leadership in this space is well established and PrO continues to grow nationally and internationally. PrO's sales climbed 7.7% in '07 to $363.7 million.

Our expanding global footprint manifests itself in our government services division which now successfully places people to work in foreign countries. We now have multimillion dollar contracts in place to provide services abroad for the Center for Disease Control and other government agencies. In 2007 we were also named as a preferred vendor for the Departments of Defense and Energy making the growth potential for this division excellent.

The expanded and growing usage of contingent staff by large companies has dramatically changed the demand for the skills and services provided by staffing vendors. Our industry has grown to $190 billion dollars and most client companies are compelled to utilize multiple staffing vendors to meet their needs. The time consuming and complex activities involved in order flow, fulfillment, billing and reporting has put vendor management services (VMS), in the forefront of changes.

Nowhere is VMS more critical than in the vital area of health care where speed of delivery is mandatory. In response to this industries dilemma, COMFORCE has created RightSourcing®, a vendor management service customized for the healthcare industry and hospitals in particular. We consider this division to be a "mini" PrO Unlimited and for the number of years which it has been in existence, it is ahead of PrO at the same stage of development.

The future as always is fraught with uncertainty; however, we feel that our broad based service offerings and business diversity will provide some economic downturn insurance. Providing staffing to a broad array of industries and skill areas such as information technology, engineering, technical, a full range of health care support, professional accounting and administrative office skills help counter the downturn equation. Adding to our growth strategy has been the addition of a permanent placement division in each COMFORCE office. Here again, this high gross margin activity was recognized as a result of client demand.

People drive our profits, people power our clients and they continue to be our most valuable asset. As a provider of services, our inventory leaves each night and comes in each morning. We want to thank our shareholders, clients, vendors and employees for their contributions and support for our success. You can be assured that the COMFORCE management team will do its part for matters within our control to seek to support your company's future growth and profitability.

Yours truly,

John Fanning

John Fanning
Chairman of the Board and
Chief Executive Officer



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934
For the fiscal year ended **December 30, 2007**

OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934
For the transition period from _______ to _______

Commission file number 1-6081

COMFORCE Corporation
(Exact name of registrant as specified in its charter)

Delaware	36-2262248
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York	11797
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (516) 437-3300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $31,786,925.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date. At March 14, 2008, there were 17,387,554 shares of common stock, par value $0.01 per share, outstanding.

Documents Incorporated by Reference: Portions of the Registrant's proxy statement to be filed by April 28, 2008 are incorporated herein by reference in Items 10, 11, 12, 13 and 14.

PART I

ITEM 1. BUSINESS

Overview

COMFORCE Corporation ("COMFORCE") is a leading provider of outsourced staffing management services that enable Fortune 1000 companies and other large employers to consolidate, automate and manage staffing, compliance and oversight processes for their contingent workforces. We also provide specialty staffing, consulting and other outsourcing services to Fortune 1000 companies and other large employers for their healthcare support, technical and engineering, information technology, telecommunications and other staffing needs. COMFORCE Operating, Inc. ("COI"), a wholly-owned subsidiary of COMFORCE®, was formed for the purpose of facilitating certain of the Company's financing transactions in November 1997. Unless the context otherwise requires, the term the "Company" refers to COMFORCE, COI and all of their direct and indirect subsidiaries, all of which are wholly-owned.

Through a national network of 30 offices (22 company-owned and 8 licensed), the Company provides human capital management and outsourcing services, and recruits and places highly skilled contingent personnel and financing services for a broad customer base. The Company's labor force consists primarily of computer programmers, systems consultants, analysts, engineers, technicians, scientists, researchers, healthcare professionals and skilled office support personnel.

Services

We provide outsourcing services, including web-enabled solutions, for the effective procurement, tracking and engagement of contingent or non-employee labor, as well as a wide range of staffing, consulting and financial services. The extensive proprietary database used by the Company coupled with its national reach enable it to draw from a wealth of resources to link highly trained healthcare professionals, computer technicians, engineers and other professionals, as well as clerical personnel, with businesses that need highly skilled labor. Management has designed the Company's services to give its customers maximum flexibility and maximum choice, including by making its professionals available for engagement on a short-term or long-term basis. The Company's services permit businesses to increase the volume of their work without increasing fixed overhead costs.

Results are reported by the Company through three operating segments -- Human Capital Management Services, Staff Augmentation and Financial Outsourcing Services. The Human Capital Management Services segment provides consulting services for managing the contingent workforce through its PrO Unlimited[SM] subsidiary. The Staff Augmentation segment provides healthcare support, including RightSourcing® Vendor Management Services, technical, information technology (IT), telecommunications and other staffing services. The Financial Outsourcing Services segment provides funding and back office support services to independent consulting and staffing companies. A description of the types of services provided by each segment follows. See note 16 to the Company's consolidated financial statements for a presentation of segment results.

Human Capital Management Services Segment

We provide Human Capital Management Services through our PrO Unlimited subsidiary. PrO is a leading provider of outsourced staffing management services that enable Fortune 1000 companies and other large employers to consolidate, automate and manage staffing, compliance and oversight processes for their contingent workforces, including independent contractors, temporary workers, consultants, freelancers and, in some cases, returning retirees. PrO's vendor-neutral business strategy provides comprehensive services for the selection, procurement, management and tracking of the contingent workforce, much of which is provided through its web-enabled proprietary software system.

Rather than competing with traditional staffing firms, PrO acts as a vendor-neutral facilitator, enabling clients to draw on a larger pool of vendors to fill job orders and allowing them to negotiate with multiple staffing suppliers to quickly find qualified personnel at favorable price levels. In contrast to traditional staffing services providers, which recruit and recommend candidates for contingent positions, PrO's focus is on helping clients manage their diverse relationships with multiple staffing vendors efficiently and cost-effectively by consolidating billing, monitoring vendor performance, coordinating staffing programs and generating a broad range of customized management reports and proprietary Total Quality Management reviews. In addition, PrO offers payrolling services and compliance advisory services.

As many companies continue to face pressure to contain labor costs and manage headcount numbers, the use of contingent staffing as an alternative to more costly long-term employment has expanded substantially. At the same time, large organizations have increasingly come to rely on outsourced human capital management services as they seek to improve the efficiency of their staffing procurement and management processes and enhance the quality and productivity of their contingent workforces. Management believes that the number of companies utilizing contingent labor will continue to grow as companies work to more effectively manage their cost structures, better position themselves to weather business downturns, and maintain streamlined "just-in-time" labor pools.

While PrO focuses on selling its services primarily to Fortune 1000 companies, management believes PrO's contingent workforce management services are designed for a cross-section of large employers. In most cases PrO Unlimited provides services on-site at their client's premises. The Company currently provides these services throughout North America as well as in certain locations in Europe and Asia. PrO's typical client is a Fortune 1000 or other large company that relies upon highly skilled contingent labor to meet important elements of its staffing needs. PrO currently provides the following primary service offerings for its clients:

- *Professional Payrolling Services* – provides employer-of-record payrolling services for contingent workers sourced internally by its clients. For these companies, PrO employs the workers, pays unemployment taxes and workers compensation insurance premiums, and provides other benefits including health insurance to its eligible employees. These workers may include former independent contractors, returning retirees or other mission-critical workers internally sourced for contingent work. The Company's extensive compliance expertise helps clients avoid potential litigation and other co-employment issues associated with this workforce.

- *Contingent Staffing Management* – a vendor-neutral service for procuring contingent employees. This service allows hiring managers to utilize and negotiate with multiple staffing vendors to help identify and hire qualified candidates in a short time frame at favorable prices. PrO offers its clients consolidated invoicing, electronic time card functions and total quality management of their supplier base. In addition, clients receive access to numerous standard reports that enhance visibility and overall management of their contingent worker population.

- *The 1099 Management Service* – helps clients manage the tax and benefit risks associated with the use of independent contractors to ensure compliance with applicable government regulations. This service assists its clients in avoiding potential liabilities associated with failing to withhold or pay social security taxes, income taxes, unemployment taxes and workers compensation insurance premiums, or with excluding workers from participation in their pension, profit sharing, health insurance and stock option plans.

- *Consultant Consolidation Services* – consolidates and manages invoicing for its clients' multiple service providers, including small consulting firms and independent contractors that clients may engage separately from its services.

- *Fair Labor Standards Act/Co-employment Consulting* – PrO offers on-going consulting on proper worker classification and co-employment issues. The proper classification of workers for overtime purposes is a critical challenge facing all U.S. employers. Co-employment is a legal doctrine that applies when two businesses exert a degree of control over an employee's work, so that both businesses may be held liable for complying with wage, hour and benefits laws.

- *PrO Bid* –provides a bidding environment for various staffing projects, and provides project managers with greater information as to project costs, headcount and vendor performance. In addition, PrO Bid enables clients to consolidate project data with other contingent staffing data for enterprise-wide reporting and controls.

Staff Augmentation Segment

RightSourcing Vendor Management Services

The Company's RightSourcing Vendor Management Services program offers cost savings and process improvement to its clients by managing all aspects of their supplemental staffing services program including management of all staffing vendors, order process, invoice approval, billing and invoice consolidation, data capture and analysis along with monitoring certifications and compliance issues. Although we were initially focused on the healthcare field in developing our RightSourcing Vendor Management Services program, the tools it provides are not limited to the healthcare field, or any other particular business sector, and the Company has broadened its sales efforts to attract customers in a wide range of commercial and business endeavors.

The RightSourcing Vendor Management Services program allows the Company to place its own employees with the customers it services. To date, the Company has limited itself in large part to placing healthcare support personnel in the hospitals that it services, as described below under "--Healthcare Support Services." However, the Company has expanded its services beyond the healthcare sector.

Healthcare Support Services

The Company has identified the healthcare support services market as a source of significant growth potential. The Company's RightSourcing Vendor Management Services program, described above, has also been primarily focused in the healthcare sector. In this sector, both in conjunction with the RightSourcing program and independent of it, the Company provides clinical skills including nurses and other allied health professionals. In addition, the Company also provides specialty medical office support personnel including credentialed coders for the processing of medical reimbursement claims and other personnel in support of insurance claims processing, billing, medical record keeping and utilization review/case management professionals.

The Company's customers in this area include hospitals, medical offices, multi-physician practices and other healthcare providers, medical billing companies and insurance companies.

Information Technology (IT)

In the IT field, the Company provides highly skilled software developers, technical support personnel, systems consultants, business analysts, software engineers, technical writers and architects and project managers for a wide range of technical assignments, including client server, mainframe, desktop and help desk services, and Internet/Intranet projects. The Company hires the workers it makes available to its customers, in most cases through its recruitment process, and performs all of the obligations of an employer, including processing payrolls, withholding taxes and offering benefits. Additionally, the Company provides and manages bundled teams of technical personnel to clients as a hybrid answer to IT project outsourcing. Using the managed services approach to staffing, the Company delivers the human capital as needed while the client maintains overall IT project direction and responsibility.

The Company's IT customers operate in diverse industry sectors which include Fortune 500 companies.

Technical, Engineering and Governmental Services

The Company provides technical and engineering services through its Technical Services division to a diverse client base including both governmental and commercial accounts. It provides highly skilled technical and professional personnel specializing in such areas as public health, environmental safety, avionics and aerospace, national energy laboratories, petrochemical, civil engineering, electronics, and many other fields. The Company's government services requires the deployment of both United States employees and foreign national employees to approximately 35 countries worldwide. The Technical Services division also provides its clients with draft/design services, technical writers and skilled technicians, in addition to quality control and assurance personnel in manufacturing environments.

The Company's technical and engineering customers include major private sector commercial and military aerospace companies, federal research facilities and other federal agencies.

Telecom

The Company's telecom operations consist of traditional supplemental staffing to the telecommunications industry and providing professional and skilled telecom personnel to plan, design, engineer, furnish, install and maintain wireless, wire line, OSP, power and microwave equipment (known as EF&I services). Its customer base includes major carriers and wireless companies. COMFORCE Telecom is TL 9000 and ISO registered. Some of the Company's niche telecom operations were sold in 2004 (see note 19 to our consolidated financial statements).

Other Staffing

In addition to providing contract consulting and other staffing services in the areas described above, the Company provides a broad range of staffing services to its customers, including scientific support to research facilities, accounting support services, general clerical, data entry and billing support, call center staffing and telemarketing. In this respect, the Company is opportunistic in utilizing its many branch offices, sales networks, customer relationships, computer databases and other resources to obtain engagements that are outside of its core businesses. We also fill our customers' direct hire requirements, including by providing them an option to hire personnel that are currently on assignment with them.

Financial Outsourcing Services Segment

The Company provides funding and back office support services to independent consulting and staffing companies. The Company's back office services include payroll processing, billing and funding, preparation of various management reports and analysis, payment of all payroll-related taxes and preparation and filing of quarterly and annual payroll tax returns for the contingent personnel employed and placed by independently owned and operated staffing and consulting firms for which the Company earns a fixed fee. Personnel placed by such independent staffing and consulting firms remain employees of such firms. In providing payroll funding services, the Company purchases the accounts receivable of independent staffing firms and receives payments directly from the firms' clients. The Company monitors the collection of all receivables related to its financial outsourcing clients; however, the amount of any accounts receivable that are not collected within a specified period after billing is charged back by the Company to its financial outsourcing clients.

Customers

The Company provides staffing, consulting and outsourcing services to a broad range of customers, including investment banking firms, computer software and hardware manufacturers, the automotive industry, government agencies, aerospace and avionics firms, utilities, national laboratories, biotech companies, insurance companies, pharmaceutical companies, cosmetics companies, healthcare facilities, educational institutions and accounting firms. Services to Fortune 1000 companies represent a majority of the Company's revenues.

The Company generally contracts directly with its Staff Augmentation customers or through vendor management services agreements to provide that the Company will have the first opportunity to supply the personnel required by that customer.

The Company generally invoices its customers weekly, bi-weekly or monthly. The Company typically enters into longer term contracts with its customers. These contracts customarily allow either party to terminate upon a 30-day or other short advance written notice.

During the fiscal year ended December 30, 2007, no customer accounted for 10% or more of the Company's revenues. The largest four customers of the Company, in the aggregate, accounted for approximately 24.7% of the Company's 2007 revenues.

Sales and Marketing

As of December 30, 2007, the Company serviced its customers through a network of 22 company-owned and 8 licensed offices located in 14 states across the United States and its corporate headquarters located in Woodbury, New York. In addition, in many instances, the Company's non-billable (staff) employees work on-site at its customers' facilities. The Company's sales and marketing strategy is focused on expanding its business with existing customers through cross-selling and by establishing relationships with new customers. The Company solicits customers through personal sales presentations, telephone marketing, direct mail solicitation, referrals from customers, and advertising in a variety of local and national media including magazines, newspapers, trade publications and through the Company's website (www.comforce.com or prounlimited.com).

In the case of PrO Unlimited, our marketing efforts are conducted at the national level. We utilize a team-oriented approach to the sales process. In addition to our dedicated sales force, who focus on generating leads, PrO's key operating officers are closely involved in the sales process, from lead generation through pricing and implementation. An important component of PrO's marketing program is in establishing its profile as an expert on issues related to the management of the contingent workforce. PrO regularly conducts seminars on independent contractor compliance, co-employment and the Fair Labor Standards Act. Senior management maintains an active public relations effort to provide added visibility. We seek to raise PrO's profile among potential customers by encouraging its executives to write articles in trade and other publications. PrO develops additional sales leads through an ongoing Internet marketing campaign and through its website. Our strong relationships with our existing customers also provide a source of referrals to new customers as well as opportunities to cross-sell additional services to existing customers.

In the Staff Augmentation segment, our sales and marketing efforts are generally conducted on a local or regional basis. Our Sales and Resource Managers, Client Service Coordinators and Regional Account Managers are responsible for maintaining contact with existing clients, maximizing the number of requisitions that we will have the opportunity to fill, and then working with the recruiting staff to offer the client the candidates that best fit the clients' specifications. New account targets are chosen by assessing: (1) the need for contract labor with skill sets provided by the Company; (2) the appropriateness of the Company's niche products to the client's needs; (3) the potential growth and profitability of the account; and (4) the creditworthiness of the client. While the Company's corporate office assists in the selection of target accounts, the majority of account selection and marketing occurs locally. Although the Company continues to market to its Fortune 1000 client base, it also places a significant marketing focus on faster-growing middle-market companies, governmental agencies and large not-for-profit institutions such as hospitals and research facilities.

Billable Employees

In the Human Capital Management Services segment, PrO provides employer-of-record payrolling services for contingent workers sourced internally by its clients. For these companies, PrO employs the workers, pays unemployment taxes and workers compensation insurance premiums, and provides other benefits including health insurance. These workers may include former independent contractors, returning retirees or other mission-critical workers internally sourced for contingent work. The Company's compliance expertise helps clients avoid potential litigation and other co-employment issues associated with this workforce.

Within the Staff Augmentation segment, the Company's success depends significantly on its ability to effectively and efficiently match skilled personnel with specific customer assignments. The Company has established an extensive national resume database of prospective employees with expertise in the disciplines served by the Company. To identify qualified personnel for inclusion in this database, the Company solicits referrals from its existing personnel and customers, actively recruits through the Internet and job boards, and otherwise places advertisements in local newspapers, trade magazines, and its website. The Company continuously updates its proprietary database to reflect changes in personnel skill levels and availability. Upon receipt of assignment specifications, the Company searches the database to identify suitable personnel. Once an individual's skills are matched to the specifications, the Company considers other selection criteria such as interpersonal skills, availability and geographic preferences to ensure there is a proper fit between the employee and the assignment being staffed. The Company can search its resume database by a number of different criteria, including specific skills or qualifications, to match the appropriate employee with the assignment.

The Company provides assignments with high-profile customers that make use of advanced technology and offers its employees the opportunity to obtain additional experience that can enhance their skills and overall marketability. To attract and retain qualified personnel, the Company also offers flexible schedules and, depending on the contract or assignment, paid holidays, vacation, and certain benefit plan opportunities.

Some customers seek out the Company's extensive back office and payrolling capabilities, or elect for strategic reasons to outsource functions, without utilizing the Company's recruitment capabilities. Although these contingent workers are sourced internally by the Company's clients, they are nonetheless employees of the Company.

Information Systems

The Company uses the Pure Internet Architecture of PeopleSoft® 8.8 for its back office Human Resource Management System, Financial Reporting and Employee Self Service application software. Utilizing the web-enabled PeopleSoft architecture has enabled the Company to consolidate its back office operations, improve business processes, enhance customer relationships and improve efficiency and productivity.

The Company uses WebPAS® front-office staffing software, a web-based software solution designed specifically for the staffing and recruiting industry. WebPAS combines candidate resumes and client management into one fully relational and centralized database. This software has enabled us to automate and streamline the workflow of the sales, recruiting, staffing and placement process. The Company also uses the software of third party vendors in its RightSourcing Vendor Management Services program. Separately, the Company's PrO Unlimited subsidiary has internally developed and maintains its proprietary web-enabled WAND® system, which provides an end-to-end solution for the engagement, management and tracking of the contingent workforce. See "Human Capital Management Services Segment" in this Item 1. The Company has upgraded its WAND system in 2007 to incorporate recent advances in technology and to enhance the functionality of the system enabling PrO to continue as a leader in contingent workforce management. The WAND application upgrade was designed using a multi-tier architecture approach. This approach separates the application into presentation, middle, service, reporting, integration and data layers. In addition to the flexible design approach, the new application also takes advantage of a variety of industry leading edge technologies such as Oracle 10g, Oracle RAC, Informatica, LogiXML, Java, JavaScript and Hibernate.

Competition

The contingent staffing and consulting industry is very competitive and fragmented. There are relatively limited barriers to entry and new competitors frequently enter the market. The Company's competitors vary depending on geographic region and the nature of the service(s) being provided. The Company faces competition from larger firms possessing substantially greater financial, technical and marketing resources than the Company and smaller, regional firms with a strong presence in their respective local markets. The Company competes on the basis of price, level of service, quality of candidates and reputation, and may be in competition with many other staffing companies seeking to fill any requisition for job openings.

In the Human Capital Management Services segment, PrO acts as a vendor-neutral facilitator, utilizing its proprietary WAND system to coordinate a customer's multiple staffing relationships, including billing, monitoring vendor performance and generating management reports. PrO faces heightened competition from other solutions companies purporting to offer similar advantages utilizing widely-available software programs. Management believes that to compete in this segment, the Company must not only regularly upgrade its WAND system but provide experienced personnel to manage the process.

In the Staff Augmentation segment, as the unemployment rates decline, availability and quality of candidates become the principal elements of competition. The availability of quality contingent personnel is an especially important facet of competition in many cases. The Company believes its ability to compete also depends in part on a number of competitive factors outside its control, including the economic climate generally and in particular industries served by the Company, the ability of its competitors to hire, retain and motivate skilled personnel and the extent of its competitors' responsiveness to customer needs.

Employees

The Company currently employs approximately 620 full-time staff employees at its headquarters and company-owned offices. The Company issued approximately 19,000 W-2s to its employees who provided services to its customers during 2007, not including W-2s issued as part of the Financial Outsourcing Services segment back office services provided by the Company to its customers. In addition to employees on assignment, the Company maintains a proprietary database of prospective employees with expertise in the disciplines served by the Company. Billable employees are employed by the Company on an as-needed basis, dependent on customer demand and are paid only for time they actually work (plus any accrued vacation time, if applicable). Non-billable administrative personnel provide management, sales and marketing, back office and other services in support of the Company's services in all of its segments.

Licensed Offices

The Company has granted six licensees the right to operate a total of eight licensed offices. The most recent license for a new office was granted in July 1992, and the Company does not expect to grant more licenses. Licensees recruit contingent personnel and promote their services to both existing and new clients obtained through the licensees' marketing efforts. However, the Company is involved in the determination of the terms under which services are to be offered to its customers, and, with the exception of a single licensee, the Company is the employer of all of the workers placed through these arrangements. As the primary obligor, the Company is fully responsible for the payment of the employees. The Company submits all bills directly to the customers and they are required to remit their payments for services performed directly to the Company. The Company has the ability to refuse to perform services solicited by the licensee that it does not believe are within the normal scope of its capabilities, or for other reasons if it does not believe the services to be performed comport with the Company's objectives. The Company and the licensee office bear joint responsibility for collecting the receivables from the customers and jointly bear the risk of loss for uncollected receivables. The licensee earns a variable percentage of the ultimate gross profit based upon the type of services rendered.

Regulations

Contingent staffing and consulting services firms are generally subject to one or more of the following types of government regulations: (1) registration of the employer/employees; (2) licensing, record keeping and recording requirements; and (3) substantive limitations on operations. We are governed by laws regulating the employer/employee relationship, such as tax withholding and reporting, social security or retirement, anti-discrimination and workers compensation in the United States and in the foreign countries in which we have employment activities, and, in the case of our government contracts, we are further subject to Federal Acquisition Regulations (FAR). In some instances, the Company's licensees are deemed to be franchisees, and the arrangements the Company enters into with them are subject to regulation, both by the Federal Trade Commission and a number of states. In addition, in the healthcare support sector, the Company is subject to extensive federal and state laws and regulations, as well as the regulations of various public and private healthcare organizations and authorities.

ITEM 1A. RISK FACTORS

Any investment in our securities involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this report, before you decide to buy our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. If any of the following risks actually occur, our business would likely suffer and our results could differ materially from those expressed in any forward-looking statements contained in this report including those contained in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7.

Economic uncertainties could reduce our revenues and gross profit.

Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Global, national and economic uncertainties, as well as unfavorable local and regional economic conditions in some markets in the United States and abroad, may cause our clients or prospective clients to defer hiring contingent workers or reduce spending on the Human Capital Management Services and staffing that we provide. As a result, we may experience a reduction in the growth of new business as well as a reduction in existing business, which may reduce our revenues and gross profit. In addition, reduced demand for our services could increase price competition. If, as a result of adverse economic conditions, one or more of our clients enter bankruptcy or liquidate their operations, our revenues and accounts receivable could be adversely affected.

Competition in our industry could reduce our sales or profitability.

We face significant competition in the markets we serve and there are few barriers to entry for new competitors. The competition among staffing services companies is intense. We compete for potential clients with providers of outsourcing services, vendor managed services, systems integrators, computer systems consultants, temporary personnel agencies, search companies and other providers of staffing services.

Some of our competitors may have greater marketing, financial, technology and personnel resources than we do and could offer increased competition. Some of our competitors may offer better pricing or superior features in their products and services. In addition, competitors offering different products and services could merge or form partnerships in order to provide a broader range of offerings. Our clients' own human resources departments may be competitors to the extent they begin to handle, in house, the operations we perform. In addition, the growth in demand for vendor managed services has put heightened pressure on the margins of staffing services providers, including us.

Potential increase in costs related to being a public company.

The Company may incur substantial additional costs related to compliance with the provisions of the Sarbanes-Oxley Act. These additional costs relate to higher documentary and administrative costs and consulting, audit and legal fees we will incur, as well as for the cost of the audit of our internal controls that will be required as presently proposed by the SEC for our 2009 fiscal year.

Significant increases in payroll-related costs could adversely affect our business.

We are required to pay a number of federal, state, local and foreign payroll and related costs, including unemployment taxes, workers compensation benefits, healthcare benefits, FICA, and Medicare, among others, for our employees and personnel. Significant increases in the effective rates of any payroll-related costs likely would have a material adverse effect upon us. Costs could also increase as a result of healthcare reforms or the possible imposition of additional requirements and restrictions related to the placement of personnel. Recent federal and state legislative proposals have included provisions extending health insurance benefits to personnel who currently do not receive such benefits.

We generally seek to increase fees charged to our clients to cover increases in healthcare, unemployment and other direct costs of services, but our ability to pass these costs to our clients has diminished in recent years. There can be no assurance that we will be able to increase the fees charged to our clients in a timely manner and in a sufficient amount if these expenses continue to rise. Our inability to increase our fees or adapt to future regulatory changes could have a material adverse effect on our business, operating results and financial condition.

The profitability of our engagements with clients may not meet our expectations.

Unexpected costs or delays in client purchases of our services could make our client engagements less profitable than anticipated. When making proposals for engagements, we estimate the costs and potential revenue associated with those engagements when determining the pricing. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could reduce our profit margin. For example, our clients may not fully cooperate with us so as to enable us to implement our services in a cost-effective manner, or the nature of future engagements may require that we incur significant costs in preparation of the engagement before we generate revenues under the terms of the engagement. Our agreements with our clients, as well as competition in our target markets, may prevent us from passing these increased costs on to our clients.

We face significant employment liability risk.

We employ and place people in the workplaces of other businesses. An inherent risk of such activity includes possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, employment of illegal aliens, theft of client property, other criminal activity, torts or other claims. Our contracts with our clients often require that we indemnify them against these kinds of losses. We have policies and guidelines in place to reduce our exposure to risks for these potential losses. However, failure of any employee or personnel to follow these policies and guidelines may result in: negative publicity; injunctive relief; the payment by us of monetary damages or fines; or other material adverse effects upon our business. Moreover, we could be held responsible for the actions at a workplace of persons not under our immediate control. For example, our contracts with vendor management services customers frequently require that we confirm that the suppliers of personnel or like service providers maintain insurance coverage as required by the customer, and our failure to require these providers to maintain the required insurance could result in liability to us for any losses our customers incur as a result of this failure.

To reduce our exposure, we maintain general liability insurance, property insurance, automobile insurance, fidelity insurance, errors and omissions insurance, professional/medical malpractice insurance, fiduciary insurance, and directors' and officers' liability insurance for domestic and foreign operations as management deems appropriate and prudent. However, due to the nature of our assignments, in particular, access to client information systems and confidential information, and the potential liability with respect thereto, we may not be able to obtain insurance coverage in amounts adequate to cover any such liability on acceptable terms. Our healthcare staffing services exposes us to potential malpractice claims, a growing area of litigation. Furthermore, we are generally self-insured with respect to workers compensation claims, but maintain excess workers compensation coverage to limit our exposure for amounts over $4.5 million. We maintain reserves for uninsured risks and other potential liabilities, but we may be unable to accurately estimate our exposure. In addition, we face various other employment-related risks not covered by insurance, such as wage and hour laws and employment tax responsibility. Any of these liabilities could have a material adverse effect on our business, operating results and financial condition.

We operate in a complex regulatory environment and failure to comply with applicable laws and regulations could adversely affect our business.

The services we provide are subject to a number of laws and regulations, including those applicable to payroll practices, benefits administration, state unemployment and workers compensation regulations, employment practices and data privacy both in the United States and abroad. In particular, we could also be impacted by changes in reimbursement regulations by states or the federal government which make it difficult for our healthcare clients to pay us or require us to lower our rates.

Because our services are provided throughout the United States and in foreign countries, we must perform our services in compliance with the complex legal and regulatory requirements of multiple jurisdictions. Some of these laws and regulations may be difficult to ascertain or interpret and may change over time. The addition of new services may subject us to additional laws and regulations from time to time. Violation of laws and regulations could subject us to fines and penalties or to legal liability, constitute a breach of our client contracts and impair our ability to do business in various jurisdictions or according to our established processes. If our reputation suffers as a result of any failure to comply with applicable laws, our ability to maintain our clients and increase our client base will be weakened.

We may be subject to lawsuits and claims, which could have a material adverse effect on our financial condition and results of operations.

Litigation involving employment practices and workplace conditions is prevalent in the United States, including class actions against employers for allegedly failing to comply with the many federal and state laws and regulations designed to protect the health and safety of workers or to properly classify workers for purposes of their entitlement to overtime or benefits. We are currently subject to claims and lawsuits, and we expect to be subject to additional claims and lawsuits in the future. Litigation is often costly, unpredictable and time consuming to resolve, and unfavorable results in any lawsuit could potentially have a material adverse effect on our financial condition and results of operations.

We may not be able to recruit and retain qualified personnel.

We depend upon the abilities of our staff to attract and retain personnel, particularly technical and professional personnel, who possess the skills and experience necessary to meet the staffing requirements of our clients. We must continually evaluate and upgrade our base of available qualified personnel to keep pace with changing client needs and emerging technologies. We expect continued competition for individuals with proven technical or professional skills for the foreseeable future. If qualified personnel are not available to us in sufficient numbers and upon economic terms acceptable to us, it could have a material adverse affect on our business.

If we cannot obtain new clients or increase sales to our existing clients, our business will not expand and our revenues will not increase.

Our future success not only depends on our ability to maintain our current relationships with existing clients, but also to acquire new client relationships and increase sales to our existing clients. Our strategies to reach new clients and to expand the range of services purchased by our existing clients may not succeed.

In the event of bankruptcy of any of our clients, we may be unable to collect our fees, including the recovery of the amount of any wages we have paid to employees for work performed for these clients.

Because the amount of business we do with large clients each month can be substantial, these clients owe us a significant portion of our total receivables at any one time. In the event one of those clients would enter bankruptcy or becomes unable to pay its obligations, we may be unable to collect from that client, and our bad debt expense and revenues could be adversely affected. In addition, with respect to our professional payrolling and staffing services, we pay for the services rendered by those personnel prior to collecting those amounts from our clients. Therefore, we are at risk for the entire amount of those wages in addition to our fees.

If we fail to develop new services, or enhance our existing services, to meet the needs of our existing and future clients, our sales may decline.

To satisfy increasingly sophisticated client requirements and achieve market acceptance, we must enhance and improve our existing services, and we must also continue to introduce new services. Any new services that we offer may not be introduced in a timely manner, and they may not achieve sufficient market acceptance necessary to generate significant revenue. If we are unable to successfully develop new services, or enhance our existing services, our sales may decline, and our profitability will decrease.

Our business will be negatively affected if we are not able to keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

Our future success depends, in part, on our ability to develop and implement technology services that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We have developed and must continually improve our proprietary web-enabled WAND system, which provides an end-to-end solution for the engagement, management and tracking of the contingent workforce. We are reliant on third party vendors in updating and improving other technologies on which our business is dependent, particularly in our RightSourcing Vendor Management Services program. We may not be successful in anticipating or responding to the continuing developments in technology, industry standards and client preferences on a timely and cost-effective basis, and our ideas, or those of our software vendors, may not be accepted in the marketplace. In addition, technologies developed by our competitors may make our service offerings noncompetitive or obsolete. Any one of these circumstances could significantly reduce our ability to obtain new client engagements or to retain existing client engagements.

Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their employees, and our ability to deliver the efficiencies and convenience afforded by technology. If growth in the use of technology does not continue, demand for our services may decrease. Use of new technology for commerce generally requires understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources in traditional means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new approach that would not utilize their existing personnel and infrastructure.

The effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors, we could lose market share. We also could lose market share if our competitors develop more cost-effective technologies than we offer or develop.

If our clients or third parties are not satisfied with our services, we may face damage to our professional reputation or legal liability.

We depend to a large extent on our relationships with our clients and our reputation for high-quality services. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses. Our services may contain defects or errors, which could hurt our reputation, result in significant costs to us and impair our ability to sell our services in the future. The costs incurred in correcting any defects or errors may be substantial, and would reduce our profitability. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships. If the reputation of our services declines, our ability to maintain our clients and increase our client base will be weakened.

Clients are increasingly filing legal claims against professional service providers, including those in the human resources outsourcing and consulting industries. Clients and third parties who are dissatisfied with our consulting services or who claim to suffer damages caused by our services may bring lawsuits against us.

Defending lawsuits arising out of any of our services could require substantial amounts of management attention, which could adversely affect our financial performance. In addition to client liability, governmental authorities may impose penalties with respect to our errors or omissions and may preclude us from doing business in some jurisdictions. In addition to the risks of liability exposure and increased costs of defense and insurance premiums, claims arising from our professional services may produce publicity that could hurt our reputation and business.

Our financial results could be harmed if we are required to expend significant financial and other resources to protect our intellectual property from infringement by third parties.

Our proprietary technology is an important part of our success, particularly in the Human Capital Management Services segment. We rely on a combination of copyrights, trademarks and trade secrets, confidentiality provisions and contractual and licensing provisions to establish and protect our proprietary rights. We have registered trademarks for some of our products and services and will continue to evaluate the registration of additional trademarks as appropriate. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation, client data and other proprietary information.

Despite these efforts, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. We do not have any patents or patent pending with respect to any of our products or services, including our WAND technology. Existing copyright laws afford only limited protection. In addition, others may design around our technology or develop substantially equivalent or superior proprietary technology, or equivalent products may be marketed in competition with our products, which would substantially reduce the value of our proprietary rights. Furthermore, confidentiality agreements between us and our employees or any license agreements with our clients may not provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of it. Accordingly, the steps we have taken to protect our intellectual property rights may not be adequate and we may not be able to protect our proprietary software in the United States or abroad against unauthorized third party copying or use, which could significantly harm our business. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could reduce our revenues.

Any significant failure or disruption in our computing, software and communications infrastructure could harm our reputation, result in a loss of clients, and disrupt our business.

Our computing, software and communications infrastructure is a critical part of our business operations. Many of our clients, particularly those in the Human Capital Management Services segment, typically access our services through a standard web browser. Our clients depend on us for fast and reliable access to our applications. We rely on the expertise of our software development teams for the continued performance of our applications. We may experience serious disruptions in our computing, software and communications infrastructure. Factors that may cause these types of disruptions include:

- human error;
- physical or electronic security breaches;
- telecommunications outages from third-party providers;
- computer viruses;
- acts of terrorism or sabotage;
- fire, earthquake, flood and other natural disasters; and
- power loss.

Although we back up data stored on our systems at least daily, our infrastructure does not currently include mirroring of data storage and production capacity in more than one geographically distinct location. As a result, in the event of a physical disaster, or a significant failure of our computing infrastructure, client data from recent transactions may be permanently lost. If our clients experience service interruptions or the loss or theft of client data, we may be subject to financial penalties, financial liability or client losses. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

Security breaches that result in the release of proprietary data of clients could impair our reputation and our revenue.

Our business involves the use, storage and transmission of clients' proprietary information. Any security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and as a result, someone obtains unauthorized access to client data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and clients.

Restrictions and covenants in our indenture and other financing agreements limit our ability to take actions and impose consequences in the event of a compliance failure.

The indenture governing our 12% Senior Notes due December 1, 2010 (the "Senior Notes") contains a number of significant restrictions and covenants that require, among other things, that:

- we do not incur indebtedness or grant a security interest in our assets except in accordance with the covenants and conditions in the indenture;
- we do not sell or dispose of our assets except in accordance with the covenants and conditions in the indenture;

- the net proceeds from any permitted sale of our assets or our capital stock are applied in accordance with the terms of the indenture to retire indebtedness or for other permitted purposes; and
- we do not enter into transactions with affiliates other than in accordance with the indenture.

These covenants and conditions will affect our operating flexibility by, among other things, substantially restricting our ability to incur expenses and indebtedness, or make acquisitions, that could be used to grow our business. Our ability to issue shares of our capital stock will also be limited.

Our inability to repay or refinance our Senior Notes or the PNC Credit Facility, both of which mature in 2010, would have a material adverse effect on our financial condition.

Our Senior Notes become due and payable on December 1, 2010. At March 14, 2008, there was $11.7 million principal amount of Senior Notes outstanding. Moreover, the PNC Credit Facility, under which we had $64.6 million in borrowings outstanding at March 2, 2008, matures on July 24, 2010. Unless we find a source of capital to repay or refinance these obligations, we will be unable to repay either the Senior Notes or the PNC Credit Facility at maturity, which would have a material adverse effect on our financial condition. The credit markets have tightened significantly since the beginning of 2008. We cannot predict whether capital will be available to us on terms acceptable to us, if at all, when these obligations mature in 2010.

Shares eligible for future sale may cause the market price for our common stock to decline even if our business is doing well.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. A substantial number of shares of our common stock are held by persons other than "affiliates." In addition, as of March 14, 2008, approximately 15.1 million shares of common stock or equivalent non-voting preferred shares are issuable to a trust in which John C. Fanning, our chairman and chief executive officer, holds the principal economic interest. Subject to some limitations on the holder's rights, the 8.0% Subordinated Convertible Note due December 2, 2009 (the "Convertible Note") (which continues to accrue pay-in-kind interest), the Company's Series 2003A Preferred Stock, the Series 2003B Preferred Stock and the Series 2004A Preferred Stock (which continue to cumulate dividends) are convertible into these common or non-voting shares at conversion prices ranging from $0.54 to $1.70, which could have a potentially depressing effect on the market price of the Company's common stock.

We are bound by numerous restrictive financial and other covenants under the terms of our credit facility.

The PNC Credit Facility imposes various restrictions on our activities without the consent of the lenders, including a prohibition on fundamental changes to us or our subsidiaries, including certain consolidations, mergers and sales and transfer of assets, and limitations on our ability or any of our direct or indirect subsidiaries to grant liens upon our property or assets. In addition, under the PNC Credit Facility we must meet certain net worth, debt service coverage and other requirements. The PNC Credit Facility includes events of default and provides that, upon the occurrence of certain events of default, payment of all amounts payable under the PNC Credit Facility, including the principal amount of, and accrued interest on, the PNC Credit Facility may be accelerated. See "--Liquidity and Capital Resources" in Item 7.

We could be required to write-off goodwill in future periods if our future operating results suffer.

In accordance with generally accepted accounting principles, we are required to review our goodwill for impairment at least annually. Our goodwill was $32.1 million at December 30, 2007. Significant assumptions used in this analysis include expected future revenue growth rates, operating margins and working capital levels, which are based on management's expectation of future results. An unfavorable evaluation could cause us to write-off goodwill in future periods. We had write-offs of goodwill of $96.1 million, excluding $5.9 million relating to discontinued operations, in 2002 and 2003. Any future write-offs could have a material adverse impact on our financial condition and results of operations.

Adverse results of tax audits could result in significant cash expenditures or exposure to unforeseen liabilities.

We are subject to periodic federal, state, local and foreign income tax audits for various tax years. Although we attempt to comply with all taxing authority regulations, adverse findings or assessments made by the taxing authorities as the result of an audit could have a material adverse affect on us.

Significant foreign currency fluctuations could affect our operating results.

We conduct our operations in a number of foreign countries and the results of our local operations are reported in the applicable foreign currencies and then translated into U.S. dollars at the applicable foreign currency exchange rates for inclusion in our consolidated financial statements. We are subject to exposure for devaluations and fluctuations in currency exchange rates, which, if we are successful in further growing and developing our foreign operations or these devaluations or fluctuations are significant, could potentially affect our investment in these foreign countries as well as on our cash flow and results of operations. These risks are heightened in the current volatile economic environment, including the recent decline in the value of the U.S. dollar and instability in the credit markets.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact our business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. For example, during 2005, hurricanes Katrina and Rita caused extensive flooding and destruction along the coastal areas of the Gulf of Mexico. While we were not significantly and adversely affected by the impact of these specific disasters, other severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future that could have an effect on our business.

We depend on key personnel, and the loss of the services of one or more of our senior management or a significant portion of our local management personnel could weaken our management team and our ability to deliver quality services and could adversely affect our business.

Our operations historically have been, and continue to be, dependent on the efforts of our executive officers and senior management, including John C. Fanning, our chairman and chief executive officer. In addition, we are dependent on the performance and productivity of our respective regional operations executives, local managing directors and field personnel. The loss of one or more of these employees could have an adverse effect on our operations, including our ability to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions. Our ability to attract and retain business is significantly affected by local relationships and the quality of service rendered by branch managerial personnel. If we are unable to attract and retain key employees to perform these services, our business, financial condition and results of operations could be materially adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

The Company leases all of its office space. Excluding the Company's headquarters, these leases are for office space ranging in size from small shared 1,000-square foot executive suites to facilities exceeding 10,000 square feet in size. The remaining terms under the Company's leases range from less than six months to five years. The Company's headquarters in Woodbury, New York occupies approximately 38,000 square feet of space in two facilities under separate leases that expire in 2010. In some instances our full-time staff employees work at the client's site for which we do not incur any rental costs. The Company owns no real estate.

The Company believes that its facilities are adequate for its present and reasonably anticipated future business requirements. The Company does not anticipate difficulty locating additional facilities, if needed.

ITEM 3. LEGAL PROCEEDINGS

In November 2003, the Company received a general notice letter from the United States Environmental Protection Agency (the "U.S. EPA") that it is a potentially responsible party at Chicago's Lake Calumet Cluster Site, which for decades beginning in the late 19th/early 20th centuries had served as a waste disposal site. In December 2004, the U.S. EPA sent the Company and numerous other companies special notice letters requiring the recipients to make an offer by a date certain to perform a remedial investigation and feasibility study (RI/FS) to select a remedy to clean up the site. The Company's predecessor, Apeco Corporation ("Apeco"), a manufacturer of photocopiers, allegedly sent waste material to this site. The State of Illinois and the U.S. EPA have proposed that the site be designated as a Superfund site. The Company is one of over 400 potentially responsible parties (many of which may no longer be in operation or viable) to which notices were sent, and the Company has joined a working group of more than 100 members representing over 120 potentially responsible parties for the purpose of responding to the United States and Illinois environmental protection agencies.

Until the United States and Illinois environmental protection and other agencies agree upon remedies, accurate estimates of clean-up costs cannot be made and site studies cannot be completed. Consequently, no assessment can be made as to any potential liability to the Company. Furthermore, the Company has made inquiries of the insurance carriers for Apeco to determine if it has coverage under old insurance policies.

In July 2005, the Company's subsidiary, COMFORCE Technical Services, Inc. ("CTS") was served with an amended complaint in the suit titled *Reyes V. East Bay Municipal Utility District, et al,* filed in the Superior Court of California, Alameda County, in connection with a gas pipeline explosion in November 2004 that killed five workers and injured four others. As part of a construction project to lay a water transmission line, a backhoe operator employed by a construction contractor unaffiliated with CTS allegedly struck and breached a gas pipeline and an explosion occurred when leaking gas ignited. The complaint names various persons involved in the construction project as defendants, including CTS. The complaint alleges, among other things, that CTS was negligent in failing to properly mark the location of the pipeline. The complaint did not specify specific monetary damages.

CTS was subsequently named as a defendant in 15 other lawsuits concerning this accident in the Superior Court of California which have been consolidated with the *Reyes* case in a single coordinated action styled as the *Gas Pipeline Explosion Cases* in the Superior Court of California, Contra Costa County. Two co-defendants brought cross-claims against CTS. In addition, a company that provided insurance coverage to a private home and property damaged by the explosion brought a subrogation action against CTS. CTS denies any culpability for this accident. Following an investigation of the accident, Cal-OSHA issued citations to four unrelated contractors on the project, but declined to issue any citations against CTS. Although Cal-OSHA did not issue a citation against CTS, it will not be determinative in the pending civil cases.

CTS requested that its insurance carriers defend it in these actions, and the carrier under the primary policy appointed counsel and has defended CTS in these actions. As of June 2007, CTS has settled with 17 of the 19 plaintiffs, in each case within the limits of its primary policy, except as described below. With the settlements, the limits under the primary policy have been reached. The umbrella insurance carrier for CTS had previously denied the claims of CTS for coverage, claiming that the matter was within the policy exclusions. This carrier also initiated a declaratory action in Contra Costa County, California in which it asked the court to determine whether the claims against CTS were within the policy exclusions. In March 2007, CTS and this carrier reached a tentative settlement under which the carrier agreed to dismiss CTS from the declaratory action and defend and insure CTS in the remaining cases when the primary coverage limits have been reached, subject to an agreed upon contribution by CTS and the carrier's reservation of rights to seek recovery against CTS for the claims of Mountain Cascade, Inc., a co-defendant not related to CTS that served as a contractor for East Bay Municipal Utility District. Management of CTS (and the Company) believes that any losses in respect of Mountain Cascade should be covered under the umbrella policy. However, the carrier has declined to release its reservation of rights as to this unresolved Mountain Cascade claim, and the amount that CTS will be required to contribute to any settlement of or judgment on the remaining plaintiffs' cases is not determinable. Accordingly, management of CTS (and the Company) cannot estimate the amount of losses that CTS may ultimately incur in connection with these cases, if any, other than to estimate that any losses will be less than $1.5 million. No assurance can be given that the costs to CTS to resolve all remaining claims will be within management's estimates.

As described in note 19 to our consolidated financial statements, the Company resolved its litigation against the purchaser of the Company's niche telecom operations in the fourth quarter of 2007. The Company is also a party to routine contract and employment-related litigation matters and routine audits of state and local tax returns arising in the ordinary course of its business.

Except as described above, there are no other pending matters, individually or in the aggregate, if adversely determined, are believed by management to be material to the business or financial condition of the Company. The Company expenses legal costs associated with contingencies when incurred. The Company maintains general liability insurance, property insurance, automobile insurance, fidelity insurance, errors and omissions insurance, professional/medical malpractice insurance, fiduciary insurance, and directors' and officers' liability insurance for domestic and foreign operations as management deems appropriate and prudent. The Company is generally self-insured with respect to workers compensation, but maintains excess workers compensation coverage to limit its maximum exposure to such claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None during the fourth quarter of fiscal 2007.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price and Dividends

The Company's Common Stock is traded on the American Stock Exchange (AMEX:CFS). The high and low sales prices for the Common Stock, as reported in the business news media, for the periods indicated, were as follows:

Fiscal Year	*Quarter*	*High ($)*	*Low ($)*
2007	First Quarter	2.60	2.11
	Second Quarter	2.98	2.22
	Third Quarter	2.69	1.90
	Fourth Quarter	2.32	1.25
2006	First Quarter	3.30	1.95
	Second Quarter	3.12	2.39
	Third Quarter	2.93	2.17
	Fourth Quarter	2.80	2.00

The closing price of the Common Stock of the Company on March 14, 2008 was $2.00. As of such date, there were approximately 3,900 stockholders of record and 11,971,070 shares of Common Stock held by non-affiliates. The aggregate market value of the voting stock held by non-affiliates of the registrant on March 14, 2008 was $23,942,140.

No dividends were declared or paid on the Common Stock during 2007. The terms of the Company's debt obligations effectively prohibit its payment of dividends. In addition, until undeclared, cumulated dividends on its Series 2003A, 2003B and 2004A Preferred Stock (approximately $4.0 million in the aggregate at December 30, 2007) are fully paid, no dividends are permitted to be paid on Common Stock. Accordingly, the Company does not anticipate that it will pay cash dividends on its Common Stock for the foreseeable future.

Equity Compensation Plan Information

The following table describes options and warrants issued as part of the Company's equity compensation plans at the end of fiscal 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column).
Equity compensation plans approved by security holders (1)	2,371,100	$2.81	1,080,000
Equity compensation plans not approved by security holders (2)	169,000	7.55	-
Total	2,540,100	$3.13	1,080,000

(1) At December 30, 2007, the Company had two equity compensation plans that had been approved by stockholders, the Long-Term Stock Investment Plan (the "1993 Plan") and the 2002 Stock Option Plan (the "2002 Plan"). Securities shown as being issuable pursuant to outstanding options, warrants and rights in the first column represent option grants made under the 1993 Plan and the 2002 Plan. No options or other rights have been issuable under the 1993 Plan since December 31, 2002. Accordingly, the number of securities shown in the third column as being available for future issuance includes only the shares of common stock remaining available for issuance under the 2002 Plan upon exercise of options or other rights that may be granted thereunder in future periods. At the Company's 2006 annual meeting of stockholders, the stockholders approved the increase in the number of shares issuable under the 2002 Plan from 1,000,000 to 2,000,000.

(2) Warrants issued as additional compensation to debtholders for extending credit to the Company.

Convertible Instruments

Fanning CPD Assets, LP (the "Fanning Partnership"), a limited partnership in which John C. Fanning, the Company's chairman and chief executive officer, holds the principal economic interest is the holder of $1.6 million principal amount of the Company's 8% Convertible Subordinated Note (the "Convertible Note"). Under the terms of the Convertible Note, the Company is permitted to pay interest in cash or kind, at its election. As permitted, on the two semi-annual interest payment dates of June 1, 2007 and December 1, 2007, the Company elected to pay the interest in-kind. Accordingly, on June 1, 2007 and December 1, 2007, $61,000 and $63,000, respectively, were added to the principal of the Convertible Note.

The Convertible Note is convertible at the election of the Fanning Partnership into common stock (or, in certain circumstances, into a participating preferred stock which in turn will be convertible into common stock at the same effective rate) at a conversion price of $1.70 per share. The Company's payments of interest in-kind were made in reliance upon the exemptions from registration afforded by section 4(2) of the Securities Act of 1933 and the regulations thereunder. Unless the Company registers the shares issuable upon conversion of the Convertible Note for resale under the Securities Act of 1933, any resale of those shares by the Fanning Partnership, as an affiliate of the Company, will be conducted in compliance with the volume limitations and other conditions of Rule 144 of the Securities Act of 1933.

In addition, in 2007, dividends have cumulated in the amount of $461,000 on the Company's Series 2003A Preferred Stock, $38,000 on the Series 2003B Preferred Stock and $506,000 on the Series 2004A Preferred Stock. Although these cumulated dividends have not been declared by the Company's board of directors and are not payable, the Fanning Partnership can elect to convert all or any portion of these shares of Series Preferred Stock, including the cumulated dividends, into common stock (or, in certain circumstances, into a participating preferred stock which in turn will be convertible into common stock at the same effective rate) at a conversion price of $1.05 per share for the Series 2003A Preferred Stock, $0.54 per share for the Series 2003B Preferred Stock and $1.70 per share for the Series 2004A Preferred Stock. See notes 8 and 18 to our consolidated financial statements.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data of the Company as of and for each of the five fiscal years in the period ended December 30, 2007. The Company derived the statement of operations and balance sheet data as of and for each of the five fiscal years in the period ended December 30, 2007 from its audited historical consolidated financial statements (in thousands, except per share data).

	2007	2006	2005	2004	2003
Statement of Operations Data:					
Net sales of services	$ 586,685	$ 567,821	$ 539,841	$ 480,887	$ 369,982
Costs and expenses:					
Cost of services	494,104	478,927	460,581	408,850	308,840
Selling, general and administrative expenses	74,012	68,821	59,919	53,755	47,517
Goodwill impairment (1)	-	-	-	-	24,500
Depreciation and amortization	2,803	3,095	3,700	4,219	4,220
Total costs and expenses	570,919	550,843	524,200	466,824	385,077
Operating income (loss)	15,766	16,978	15,641	14,063	(15,095)
Other income (expense):					
Interest expense	(7,669)	(9,369)	(10,744)	(12,338)	(13,931)
(Loss) gain on debt extinguishment (2)	(443)	(169)	(336)	1,999	9,582
Write-off of deferred financing costs	-	-	-	-	(431)
Other income, net	644	11	186	110	637
	(7,468)	(9,527)	(10,894)	(10,229)	(4,143)
Income (loss) from continuing operations before income taxes	8,298	7,451	4,747	3,834	(19,238)
Provision (benefit) for income taxes	3,309	3,373	(1,455)	2,058	571
Income (loss) from continuing operations	4,989	4,078	6,202	1,776	(19,809)
Income (loss) from discontinued operations, net of income taxes (3)	1,000	-	70	(20)	(3,427)
Net income (loss)	$ 5,989	$ 4,078	$ 6,272	$ 1,756	$ (23,236)
Dividends on preferred stock	1,005	1,005	1,005	530	672
Net income (loss) available to common stockholders	$ 4,984	$ 3,073	$ 5,267	$ 1,226	$ (23,908)
Diluted income (loss) per share:					
Income (loss) from continuing operations	$ 0.16	$ 0.13	$ 0.21	$ 0.07	$ (1.44)
Income (loss) from discontinued operations	0.03	-	-	-	-
Net income (loss) available to common stockholders	$ 0.19	$ 0.13	$ 0.21	$ 0.07	$ (1.44)

Balance Sheet data:

Working capital	$ 34,513	$ 32,345	$ 43,163	$ 46,018	$ 44,577
Trade receivables, net	131,264	127,249	118,916	92,144	76,104
Goodwill	32,073	32,073	32,073	32,073	32,242
Total assets	183,384	175,138	173,978	154,649	134,313
Total debt, including current maturities..	83,858	89,770	105,792	117,227	127,960
Stockholders' deficit (4)	(9,503)	(18,715)	(23,031)	(29,835)	(38,624)

(1) The Company recorded a goodwill impairment charge of $24.5 million during the third quarter of 2003 as a charge against operating income in accordance with the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142").

(2) During 2003, the Company repurchased Senior Notes and 15% Senior Secured PIK Debentures due 2009 (the "PIK Debentures"). As a result of these transactions, the Company recognized a gain on debt extinguishment of $9.6 million, net of approximately $319,000 of deferred financing costs. During 2004, the Company repurchased Senior Notes, and, as a result of these repurchases, the Company recognized a gain on debt extinguishment of $2.0 million, net of $280,000 of deferred financing costs. During 2005, the Company repurchased Senior Notes, and, as a result of these repurchases, the Company recognized a loss on debt extinguishment of $336,000, net of $178,000 of deferred financing costs. During 2006, the Company repurchased and redeemed Senior Notes, and, as a result of these repurchases and redemptions, the Company recognized a loss on debt extinguishment of $169,000, net of $128,000 of deferred financing costs. During 2007, the Company redeemed and repurchased Senior Notes, and, as a result of the redemption and repurchase, the Company recognized a loss on debt extinguishment of $443,000, net of $137,000 of deferred financing costs. See "Financial Condition, Liquidity and Capital Resources" in Item 7.

(3) Effective March 1, 2004, the Company sold its interest in two telecom subsidiaries in the Staff Augmentation segment. In accordance with SFAS 144, the results of operations from the sale of this telecom operation have been reclassified as discontinued operations. The goodwill impairment charges associated with this telecom operation has also been reclassified as discontinued operations ($3.5 million in 2003). In addition, as discussed under "Discontinued Operations" in Item 1, the Company initiated a lawsuit against the purchaser of this telecom operation. Following mediation and extended negotiations, the parties reached a settlement in September 2007 under which $1.0 million was received by the Company in the fourth quarter of 2007.

(4) In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 "Accounting for Income Taxes"* ("FIN 48"). Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in the financial statements from such tax position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company adopted the provisions of FIN 48 effective January 1, 2007. The impact upon adoption was to increase retained earnings by approximately $3.4 million and to decrease accruals for uncertain tax positions and related penalties and interest by a corresponding amount.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion set forth below supplements the information found in the audited consolidated financial statements and related notes of COMFORCE Corporation ("COMFORCE") and its wholly-owned subsidiaries, including COMFORCE Operating, Inc. ("COI") (collectively, the "Company").

Overview and Recent Developments

Staffing personnel placed by the Company are employees of the Company. The Company is responsible for employment related expenses for its employees, including workers compensation, unemployment compensation insurance, Medicare and Social Security taxes and general payroll expenses. The Company offers health, dental, 401(k), disability and life insurance to its eligible employees. Staffing and consulting companies, including the Company, typically pay their billable employees for their services before receiving payment from their customers, resulting in significant outstanding receivables. To the extent the Company grows, these receivables will increase and there will be greater need for borrowing availability under the PNC Credit Facility. At March 2, 2008, the Company had outstanding $64.6 million principal amount under the PNC Credit Facility with remaining availability of up to $20.2 million, as defined in the loan agreement, to fund operations.

The Company reports its results through three operating segments -- Human Capital Management Services, Staff Augmentation and Financial Outsourcing Services. The Human Capital Management Services segment primarily provides staffing management services that enable Fortune 1000 companies and other large employers to consolidate, automate and manage staffing, compliance and oversight processes for their contingent workforces. The Staff Augmentation segment provides healthcare support services, technical and engineering, information technology, telecommunications and other staffing needs. The Financial Outsourcing Services segment provides funding and back office support services to independent consulting and staffing companies.

Management of the Company has recently observed some deterioration in the labor markets and instability in the credit markets beginning in the first quarter of 2008. If this uncertainty persists or deteriorates further during 2008, such economic conditions could adversely affect the Company's operations.

The Company's fiscal year consists of the 52 or 53 weeks ending on the last Sunday in December. The Company's most recently completed fiscal year ended on December 30, 2007. Fiscal years 2007 and 2005 each contained 52 weeks and fiscal year 2006 contained 53 weeks.

Results of Operations

Fiscal Year Ended December 30, 2007 compared to December 31, 2006

Net sales of services for the fiscal year ended December 30, 2007 were $586.7 million, which represents a 3.3% increase from the $567.8 million in net sales of services recorded for the year ended December 31, 2006. Net sales of services in the Human Capital Management Services segment increased by $26.0 million, or 7.7%, due to an increase in services provided to new and existing clients. Management believes such increase is reflective of a trend for companies to rely increasingly on providers of human capital management services, such as those provided by the Company's PrO Unlimited subsidiary. In the Staff Augmentation segment, the decrease of $6.8 million, or 3.0%, is principally attributable to the decrease of services provided to telecom, other staffing and technical services customers, partially offset by an increase in services provided to information technology and healthcare support customers. Our revenues were impacted by a reduction of business days in 2007 as compared to 2006. In addition, the reduction in net sales of services in the telecom sector was due to a reduction in demand from our largest telecom client.

Cost of services for the year ended December 30, 2007 was 84.2% of net sales of services as compared to cost of services of 84.3% of net sales of services for the year ended December 31, 2006. The cost of services as a percentage of net sales for the year ended December 30, 2007 decreased slightly from the prior year principally due to higher gross margins as a result of increased consultant consolidation services provided by the Human Capital Management Services segment and lower state unemployment rates, partially offset by less favorable workers compensation claims experience during 2007.

Selling, general and administrative expenses as a percentage of net sales of services were 12.6% for the year ended December 30, 2007, compared to 12.1% for the year ended December 31, 2006. The $5.2 million increase in selling, general and administrative expenses is primarily due to higher personnel and professional costs incurred to support the increase in consultant consolidation services provided in the Human Capital Management Services segment discussed above and additional professional fees and personnel costs associated with Sarbanes-Oxley compliance.

Operating income for the year ended December 30, 2007 was $15.8 million, or 2.7% of net sales, as compared to operating income of $17.0 million, or 3.0% of net sales, for the year ended December 31, 2006. The Company's operating income for 2007 is slightly lower than 2006 principally due to an increase in selling, general, and administrative expenses and less favorable workers compensation experience discussed above partially offset by an increase in net sales of services and higher gross margins in Human Capital Management Services.

The Company's interest expense for the year ended December 30, 2007 was principally attributable to interest recorded on the PNC Credit Facility, the Convertible Note and the Senior Notes. The interest expense of $7.7 million for 2007 was lower as compared to the interest expense of $9.4 million for 2006. This reduction was principally due to the repurchase and redemption of $11.2 million of Senior Notes during 2007 and $23.4 million during 2006. These decreases were partially offset by increased interest expense on the Company's revolving line of credit due to higher borrowings in 2007 as compared to 2006.

As a result of the redemption and repurchase, the Company recognized a loss on debt extinguishment of $443,000, including a reduction of $137,000 of deferred financing costs in 2007. The Company's repurchase and redemption of Senior Notes during 2006 resulted in a loss of $169,000 net of $128,000 of deferred financing costs.

The income tax provision for the year ended December 30, 2007 was $3.3 million (a rate of 39.9%) on income from continuing operations before income taxes of $8.3 million. The income tax provision for the year ended December 31, 2006 was $3.4 million (a rate of 45.3%) on income from continuing operations before income taxes of $7.5 million. The difference between income taxes at the federal statutory income tax rate and the Company's tax provision for the respective periods relates primarily to state income taxes, as well as a disallowance for non-deductible expenses and adjustments to tax contingencies during 2006. See note 7 to our consolidated financial statements. In addition, the Company included a tax deduction of approximately $1.3 million (a tax benefit of $476,000) when determining its expected annual effective tax rate for the year ended December 30, 2007 due to tax benefits expected to be realized upon the dissolution of a subsidiary that represented one closed branch office.

In accordance with SFAS 144, the results of operations from the sale of the Company's niche telecom operations (as described in note 19 to our consolidated financial statements) have been recorded as discontinued operations. The net income from discontinued operations was $1.0 million for the year ended December 30, 2007, which represented the settlement received in November 2007. As a result of a capital loss from this settlement, no provision for income taxes was recorded.

Fiscal Year Ended December 31, 2006 compared to Fiscal Year Ended December 25, 2005

Net sales of services for the year ended December 31, 2006 were $567.8 million, which represents a 5.2% increase from the $539.8 million in net sales of services recorded for the year ended December 25, 2005. Net sales of services in the Human Capital Management Services segment increased by $26.2 million, or 8.4%, due to an increase in services provided principally to existing clients. Management believes such increase is reflective of a trend for companies to rely increasingly on providers of human capital management services, such as those provided by the Company's PrO Unlimited subsidiary. In the Staff Augmentation segment, the increase of $2.6 million, or 1.2%, is principally attributable to services provided to information technology and healthcare customers, partially offset by a reduction in services provided to telecom and technical services customers. The reduction in technical services provided by the Company was principally attributable to a significant reduction in domestic services provided under government-related subcontracts and a reduction in the services provided to other technical service customers. In addition, net sales of services in the telecom sector were lower due to a reduction in demand from our largest telecom client. Sales of services were lower by $896,000, or 19.2%, in the Financial Outsourcing Services segment, principally due to a reduction in the number of customers we service. Our revenues were favorably impacted by additional business days during fiscal 2006.

Cost of services for the year ended December 31, 2006 was 84.3% of net sales of services as compared to cost of services of 85.3% of net sales of services for the year ended December 25, 2005. The cost of services as a percentage of net sales for fiscal 2006 decreased from the year ago period principally due to higher gross margins as a result of increased consultant consolidation services provided by the Human Capital Management Services segment, higher margins for healthcare support services in the Staff Augmentation segment and favorable workers compensation claims experience, partially offset by lower gross margins for telecom and information technology services.

Selling, general and administrative expenses as a percentage of net sales of services were 12.1% for the year ended December 31, 2006, compared to 11.1% for the year ended December 25, 2005. The $8.9 million increase in selling, general and administrative expenses is primarily due to higher personnel costs incurred to support the increase in consultant consolidation services provided in the Human Capital Management Services segment discussed above and an increase of corporate expenses associated with personnel costs and professional fees.

Operating income for the year ended December 31, 2006 was $17.0 million, or 3.0% of net sales, as compared to operating income of $15.6 million, or 2.9% of net sales, for the year ended December 25, 2005. The Company's higher operating income for fiscal 2006 is principally due to an increase in net sales of services and gross margins in the Human Capital Management Services segment, partially offset by an increase in selling, general, and administrative expenses discussed above.

The Company's interest expense for the year ended December 31, 2006 was principally attributable to interest recorded on the PNC Credit Facility, the Convertible Note and the Senior Notes. The interest expense of $9.4 million for fiscal 2006 was lower as compared to the interest expense of $10.7 million for fiscal 2005. This reduction was principally due to the repurchase of $18.1 million of Senior Notes in fiscal 2005 and the repurchase and redemption of $23.4 million of Senior Notes in fiscal 2006. These decreases were partially offset by increased interest expense on the Company's revolving line of credit due to higher average interest rates and borrowings in fiscal 2006.

The income tax provision for the year ended December 31, 2006 was $3.4 million (a rate of 45.3%) on income from continuing operations before income taxes of $7.5 million. For the year ended December 25, 2005, the income tax benefit of $1.5 million included a tax benefit of $4.3 million from the resolution of certain federal and state income tax contingencies. The difference between income taxes at the federal statutory income tax rate and the Company's tax provision for the respective periods relates primarily to state income taxes and a disallowance for non-deductible expenses and adjustments to tax contingencies. See note 7 to our consolidated financial statements.

In accordance with SFAS 144, the results of operations from the sale of the Company's niche telecom operations (as described in note 19 to our consolidated financial statements) have been recorded as discontinued operations. The net income from discontinued operations was $70,000 for the year ended December 25, 2005, which represented the gain from the sale of discontinued operations for the excess of the cash received from the sale through December 25, 2005 over the carrying value of the net assets sold, offset by legal fees.

Financial Condition, Liquidity and Capital Resources

The Company generally pays its billable employees weekly or bi-weekly for their services, and remits certain statutory payroll and related taxes as well as other fringe benefits. Invoices are generated to reflect these costs plus the Company's markup. These invoices are typically paid within 40 days. Increases in the Company's net sales of services, resulting from expansion of existing offices or establishment of new offices, will require additional cash resources.

Off-Balance Sheet and Contractual Obligations: As of December 30, 2007, we had no off-balance sheet arrangements other than operating leases entered into in the normal course of business, as indicated in the table below. The following table represents contractual commitments associated with operating lease agreements, employment agreements and principal repayments on debt obligations (excluding interest):

	Payments due by fiscal year (in thousands)				
	2008	2009	2010	2011	Thereafter
Operating Leases	$ 3,029	$ 2,734	$ 1,737	$ 1,054	$ 708
Employment Agreements	966	-	-	-	-
PNC Credit Facility*- principal repayments	-	-	70,500	-	-
Senior Notes* - principal repayments	-	-	11,714	-	-
Convertible Note* - principal repayments	-	1,644	-	-	-
Total	$ 3,995	$ 4,378	$ 83,951	$ 1,054	$ 708

* See note 8 to our consolidated financial statements.

COMFORCE, COI and various of their operating subsidiaries, as co-borrowers and guarantors, are parties to the $110.0 million PNC Credit Facility with PNC, as a lender and administrative agent, and other financial institutions participating as lenders to provide for a revolving line of credit with available borrowings based, generally, on 87.0% of the Company's accounts receivable aged 90 days or less, subject to specified limitations and exceptions. The Company entered into the PNC Credit Facility in June 2003 and it has been subject to seven amendments.

The obligations under the PNC Credit Facility are collateralized by a pledge of the capital stock of certain key operating subsidiaries of the Company and by security interests in substantially all of the assets of the Company. The PNC Credit Facility contains various financial and other covenants and conditions, including, but not limited to, a prohibition on paying cash dividends and limitations on engaging in affiliate transactions, making acquisitions and incurring additional indebtedness. The maturity date of the PNC Credit Facility is July 24, 2010. The Company was in compliance with all covenants under the PNC Credit Facility at December 30, 2007.

The Company also had standby letters of credit outstanding under the PNC Credit Facility at December 30, 2007 in the aggregate amount of $4.5 million.

During 2007, the Company's primary sources of funds were $12.8 million provided by its operating activities due to the profitability of the Company and changes in working capital. The Company also used cash of $4.4 million in investing activities due to the purchases of property and equipment, partially offset by cash proceeds of $1.0 million from the settlement relating to sale of its niche telecom operations (see note 19 to our consolidated financial statements). In addition, the cash used in financing activities of $6.5 million is primarily a result of increased borrowings of $5.1 million under the PNC Credit Facility, more than offset by $11.5 million used for the redemption and repurchase of Senior Notes.

At December 30, 2007, the Company also had outstanding (i) $11.7 million principal amount of Senior Notes bearing interest at 12% per annum and (ii) $1.6 million principal amount of Convertible Notes bearing interest at 8% per annum. As described in note 8 to the Company's consolidated financial statements, on June 28, 2007, COI redeemed $10.0 million principal amount of Senior Notes at a redemption price of $10.4 million (including accrued interest), and on December 13, 2007, COI repurchased $1.2 million principal amount of Senior Notes for $1.2 million (including accrued interest). The Company used loan proceeds under the PNC Credit Facility to pay the entire redemption and repurchase prices of these Senior Notes. At December 30, 2007, the Company had outstanding $70.5 million principal amount under the PNC Credit Facility bearing interest at a weighted average rate of 6.9% per annum. At such date, the Company had remaining availability of up to $10.0 million, as defined in the agreement, under the PNC Credit Facility.

The Company has made significant progress in improving its capital structure through the elimination of long-term debt through the repurchase, redemption or exchange of Senior Notes, Convertible Notes and other instruments. Since June 2000, the Company has reduced its public debt from $138.8 million to $11.7 million and its total long-term debt from $195.3 million to $83.9 million during the same period. The Company has reduced its annualized interest expense by borrowing at the lower rates available under the PNC Credit Facility to effectuate the repurchase or redemption of long-term debt and by exchanging preferred stock and lower interest rate Convertible Notes for public debt.

Substantially all of the consolidated net assets of the Company are assets of COI and all of the net income that had been generated by the Company was attributable to the operations of COI. Except for permitted distributions, these assets and any cumulated net income are restricted as to their use by COMFORCE. The Indenture imposes restrictions on COI making specified payments, which are referred to as "restricted payments," including making distributions or paying dividends (referred to as upstreaming funds) to COMFORCE. Under the Indenture, COI is not permitted to make cash distributions to COMFORCE other than to upstream $2.0 million annually to pay public company expenses, and to upstream funds to the extent COI meets the restricted payments test under the Indenture, the most significant component of which is based upon 50% of net income generated by COI since January 1, 1998 on a cumulative basis, less prior distributions made in reliance on this provision. In calculating net income for this purpose, under the terms of the Indenture, the Company must apply generally accepted accounting principles as in effect at the time the Indenture was entered into in 1997. Principally as a result of distributions made, and losses incurred by COI in prior years, COI can make no distributions to COMFORCE based upon the cumulative net income provisions of the Indenture until COI generates additional net income of approximately $5.4 million. However, COMFORCE has approximately $1.9 million available at December 30, 2007 from proceeds it has generated from the sale of stock, principally upon the exercise of options and warrants. This $1.9 million may be used by COMFORCE to pay interest and principal on the Convertible Notes or for other business purposes.

The Company's Series 2003A, 2003B and 2004A Preferred Stock provide for dividends of 7.5% per annum and, at December 30, 2007 there were cumulated, unpaid and undeclared dividends of $2.2 million on the Series 2003A Preferred Stock, $163,000 on the Series 2003B Preferred Stock and $1.6 million on the Series 2004A Preferred Stock. If such dividends and underlying instruments were converted to voting or non-voting common stock, the aggregate amount would equal 14.1 million shares at December 30, 2007 (as compared to 13.3 million shares at December 31, 2006).

Management of the Company believes that cash flow from operations and funds anticipated to be available under the PNC Credit Facility will be sufficient to service the Company's indebtedness and to meet currently anticipated working capital requirements for the next 12 months. The Company was in compliance with all covenants under the PNC Credit Facility at December 30, 2007 and expects to remain in compliance for the next 12 months.

The Company is currently undergoing audits for certain state and local tax returns. The results of these audits are not expected to have a material effect upon the results of operations.

In 2006, COMFORCE Technical Services, Inc. ("CTS") entered into a contract with a United States government agency (the "Agency") to provide technical, operational and professional services in foreign countries throughout the world for humanitarian purposes. Persons employed by CTS in the host countries include US nationals, nationals of the host countries (local nationals) and nationals of other countries (third country nationals). The contract provides, generally, that the U.S. government will reimburse the Company for all direct labor properly chargeable to the contract plus fringe benefits, in some cases at specified rates and profit. Although not anticipated, the amount of foreign payroll taxes and other taxes related to these employees could potentially exceed the amount available to us from our own resources or under the PNC Credit Facility. See note 12 of our consolidated financial statements.

Critical Accounting Policies and Estimates

Management's discussion in this Item 7 addresses the Company's consolidated financial statements which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. A discussion of the more significant estimates follows. Management has discussed the development, selection and disclosure of these estimates and assumptions with the Audit Committee of the Board of Directors.

Allowance for Doubtful Accounts

The Company has an allowance for doubtful accounts recorded as an estimate of the accounts receivable balance that may not be collected. This allowance is calculated on the trade receivables with consideration for the Company's historical write-off experience, the current aging of receivables, general economic climate and the financial condition of customers. After giving due consideration to these factors, the Company establishes specific allowances for uncollectible accounts. The allowance for the funding and service fee receivables is calculated with consideration for the ability of the Company's clients to absorb chargebacks due to the uncollectibility of the funded receivables. Bad debt expense, which increases the allowance for doubtful accounts, is recorded as an operating expense in our consolidated statements of operations. Factors that would cause this provision to increase primarily relate to increased bankruptcies by customers, the inability of the Company's funding services clients to absorb chargebacks and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Accrued Workers Compensation Liability

The Company records its estimate of the ultimate cost of, and liabilities for, workers compensation based on actuarial computations using the Company's loss history as well as industry statistics. Furthermore, in determining its liabilities, the Company includes amounts for estimated claims incurred but not reported. The ultimate cost of workers compensation will depend on actual costs incurred to settle the claims and may differ from the liabilities recorded for those claims.

Accruals for workers compensation claims are included in accrued expenses in our consolidated balance sheets. A significant increase in claims or changes in laws may require the Company to record additional expenses related to workers compensation. On the other hand, significantly improved claim experience may result in lower annual expense levels.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance against deferred tax assets for which realization of the asset is not considered more-likely-than-not.

Management's judgment is required in determining the realizability of the deferred tax assets and liabilities, and any valuation allowances recorded. The net deferred tax assets may need to be adjusted in the event that tax rates are modified, or management's estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that management's estimate of future taxable income changes from the amounts currently estimated.

The Company provides for income taxes on a quarterly basis based upon an estimated annual effective tax rate. In determining this rate, management estimates taxable income for each of the jurisdictions where the Company operates, as well as the tax rate that will be in effect for each state and foreign country. To the extent these estimates change during the year, or that actual results differ from these estimates, the estimated annual tax rate may change between quarterly periods and may differ from the actual effective tax rate for the year.

Goodwill Impairment

The Company is required to test goodwill for impairment in accordance with the provisions of SFAS 142 as of the end of each fiscal year or earlier during each fiscal year as circumstances require. In connection with these goodwill tests, the Company engages an independent valuation firm to assist management in the determination of the fair values of its reporting units (as defined by SFAS 142). In its determination of the fair values, the firm engaged by the Company primarily utilizes a discounted cash flow analysis as well as various other valuation approaches, including (i) capitalization multiples of companies with investment characteristics resembling those of the reporting units, (ii) the enterprise value of the Company, and (iii) asset and liability structure.

Significant assumptions used in this analysis include (i) expected future revenue growth rates, operating unit profit margins, and working capital levels, (ii) a discount rate, and (iii) a terminal value multiple. The revenue growth rates, working capital levels and operating unit profit margins are based on management's expectation of future results. If management's expectations of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of the Company's reporting units could change significantly. Such a change could result in additional goodwill impairment charges in future periods, which could have a significant impact on the Company's consolidated financial statements.

Share-based Payment

With our adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"), effective December 26, 2005, we are required to record the fair value of share-based payment awards as an expense. In order to determine the fair value of stock options on the date of grant, the Company utilizes the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock price volatility, option life, risk-free interest rate and dividend yield. Expected volatilities are based on historical volatility of our shares using daily price observations over a period consistent with the expected life. For options granted in fiscal 2006 and later, we use the safe harbor guidance in SAB 107 to estimate the expected life of options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods similar to the expected life. While the risk-free interest rate and dividend yield are less subjective assumptions that, typically, are based on factual data derived from public sources, the expected stock price volatility and option life assumptions require a greater level of judgment which makes them critical accounting estimates.

Seasonality

The Company's quarterly operating results are affected primarily by the number of billing days in the quarter and the seasonality of its customers' businesses. Demand for technical and engineering services and IT services has historically been lower during the second half of the fourth quarter through the following second quarter, and, generally shows gradual improvement until the second half of the fourth quarter.

Forward Looking Statements

We have made statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" under this Item 2, as well as in other sections of this report that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "forecasts," "projects," "predicts," "intends," "potential," "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business and industry. These statements are only predictions based on our current expectations and projections about future events.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this report to conform our prior statements to actual results or revised expectations.

Factors which may cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include the following:

- unfavorable global, national or local economic conditions that cause our customers to defer hiring contingent workers or reduce spending on the human capital management services and staffing that we provide;

- significant increases in the effective rates of any payroll-related costs that we are unable to pass on to our customers;

- increases in the costs of complying with the complex federal, state and foreign laws and regulations in which we operate, or our inability to comply with these laws and regulations;

- our inability to collect fees due to the bankruptcy of our customers, including the amount of any wages we have paid to our employees for work performed for these customers;

- our inability to keep pace with rapid changes in technology in our industry;

- potential losses relating to the placement of our employees in other workplaces, including our employees' misuse of customer proprietary information, misappropriation of funds, discrimination, harassment, theft of property, accidents, torts or other claims;

- increases in interest rates, which could significantly increase our interest expense under the PNC Credit Facility;

- our inability to successfully develop new services or enhance our existing services as the markets in which we compete grow more competitive;

- unfavorable developments in our business may result in the necessity of writing off goodwill in future periods;

- as a result of covenants and restrictions in the agreements governing the Senior Notes, the PNC Credit Facility or any future debt instruments, our inability to use available cash in the manner management believes will maximize stockholder value;

- unfavorable press or analysts' reports concerning our industry or our company could negatively affect the perception investors have of our company and our prospects; or

- any of the other factors described under "Risk Factors" in Item 1A of this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A portion of the Company's borrowings are fixed rate obligations, including $11.7 million principal amount of Senior Notes bearing interest at a fixed rate of 12% per annum, and $1.6 million principal amount of Convertible Notes bearing interest at a fixed rate of 8% per annum. The estimated fair value of these debt obligations at December 30, 2007 was $11.8 million for the Senior Notes, and $1.8 million for the Convertible Notes. Management of the Company does not believe that a 10% increase in interest rates would have a material impact on the fair value of these fixed rate obligations. Borrowings under the PNC Credit Facility aggregating $70.5 million at December 30, 2007 are at variable interest rates, and interest expense will be impacted by changes in interest rates generally prevailing in the United States and internationally. Assuming an immediate 10% increase in the weighted average interest rate of 6.9% the impact to the Company in annualized interest expense would be approximately $487,000. The Company has not entered into any swap agreements or other hedging transactions as a means of limiting exposure to interest rate or foreign currency fluctuations. The Company provides its services in several countries; however, based upon the current level of investments in these countries, it does not believe that a 10% change in foreign currency rates would have a material impact to its financial position.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements and Schedule as listed on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting includes policies and procedures pertaining to the Company's ability to record, process, and report reliable information. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of the Company's published financial statements.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 30, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment, the Company's management concluded that, as of December 30, 2007, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

During the Company's fiscal quarter ended December 30, 2007, there were no changes in the Company's internal controls over financial reporting that have materially and adversely affected, or are reasonably likely to materially and adversely affect the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this section will be included in the Company's Proxy Statement, which will be filed with the Securities and Exchange Commission on or before April 28, 2008 and is incorporated by reference herein.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this section will be included in the Company's Proxy Statement, which will be filed with the Securities and Exchange Commission on or before April 28, 2008 and is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this section will be included in the Company's Proxy Statement, which will be filed with the Securities and Exchange Commission on or before April 28, 2008 and is incorporated by reference herein.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this section will be included in the Company's Proxy Statement, which will be filed with the Securities and Exchange Commission on or before April 28, 2008 and is incorporated by reference herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this section will be included in the Company's Proxy Statement, which will be filed with the Securities and Exchange Commission on or before April 28, 2008 and is incorporated by reference herein.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

1. Financial Statements as listed on page F-1.
2. Financial Statement Schedule listed on page F-1.
3. Exhibits as listed on the Exhibit Index.

(b) Exhibits

The exhibits filed herewith are listed on the Exhibit Index.

(c) Other Financial Statement Schedules

None

A copy of this annual report on Form 10-K will accompany the Company's proxy statement and be posted on the Company's website: www.comforce.com. In addition, the Company will provide to stockholders upon request, without charge, copies of the exhibits to the annual report. Requests should be submitted to Linda Annicelli, Vice President, Administration, at COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMFORCE Corporation

By: /s/ John C. Fanning
John C. Fanning
Chairman and Chief Executive Officer

Date: March 20, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ John C. Fanning John C. Fanning	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 20, 2008
/s/ Harry V. Maccarrone Harry V. Maccarrone	Executive Vice President and Director (Principal Financial and Accounting Officer)	March 20, 2008
/s/ Rosemary Maniscalco Rosemary Maniscalco	Vice Chairman and Director	March 20, 2008
/s/ Daniel Raynor Daniel Raynor	Director	March 20, 2008
/s/ Gordon Robinett Gordon Robinett	Director	March 20, 2008
/s/ Kenneth J. Daley Kenneth J. Daley	Director	March 20, 2008
/s/ Pierce J. Flynn Pierce J. Flynn	Director	March 20, 2008

COMFORCE CORPORATION AND SUBSIDIARIES

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
COMFORCE Corporation:

We have audited the accompanying consolidated balance sheets of COMFORCE Corporation and subsidiaries, as of December 30, 2007 and December 31, 2006, and the related consolidated statements of income, stockholders' deficit and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended December 30, 2007, and the related financial statement schedule listed in Item 15 (a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of COMFORCE Corporation and subsidiaries as of December 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 30, 2007. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the accompanying consolidated financial statements, the Company (i) adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109, "Accounting for Income Taxes,"* effective January 1, 2007, (ii) changed its method of quantifying errors in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* effective December 31, 2006, and (iii) adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment*, effective December 26, 2005.

/s/ KPMG LLP
Melville, New York
March 20, 2008

COMFORCE CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
December 30, 2007 and December 31, 2006
(in thousands, except share and per share amounts)

Assets		December 30, 2007	December 31, 2006
Current assets:			
Cash and cash equivalents	$	6,654	3,782
Accounts receivable, less allowance of $129 in 2007 and $195 in 2006		118,163	114,079
Funding and service fees receivable, less allowance of $44 in 2007 and $81 in 2006		13,101	13,170
Prepaid expenses and other current assets		4,408	3,863
Deferred income taxes, net		388	1,500
Total current assets		142,714	136,394
Deferred income taxes, net		164	263
Property and equipment, net		7,723	5,376
Deferred financing costs, net		480	765
Goodwill		32,073	32,073
Other assets, net		230	267
Total assets	$	183,384	175,138
Liabilities and Stockholders' Deficit			
Current liabilities:			
Accounts payable	$	2,376	3,281
Accrued expenses		105,825	100,768
Total current liabilities		108,201	104,049
Long-term debt (including related party debt of $1,644 in 2007 and $1,520 in 2006)		83,858	89,770
Other liabilities		828	34
Total liabilities		192,887	193,853
Commitments and contingencies			
Stockholders' deficit:			
Common stock, $.01 par value; 100,000,000 shares authorized, 17,387,553 and 17,370,551 shares issued and outstanding in 2007 and 2006, respectively		174	174
Convertible preferred stock, $.01 par value:			
Series 2003A, 6,500 shares authorized, 6,148 shares issued and outstanding at December 30, 2007 and December 31, 2006, with an aggregate liquidation preference of $8,389 at December 30, 2007 and $7,928 at December 31, 2006		4,304	4,304
Series 2003B, 3,500 shares authorized, 513 shares issued and outstanding at December 30, 2007 and December 31, 2006, with an aggregate liquidation preference of $676 at December 30, 2007 and $638 at December 31, 2006		513	513
Series 2004A, 15,000 shares authorized, 6,737 shares issued and outstanding at December 30, 2007 and December 31, 2006, with an aggregate liquidation preference of $8,284 at December 30, 2007 and $7,778 at December 31, 2006		10,264	10,264
Additional paid-in capital		48,356	48,190
Accumulated other comprehensive income		(256)	55
Accumulated deficit		(72,858)	(82,215)
Total stockholders' deficit		(9,503)	(18,715)
Total liabilities and stockholders' deficit	$	183,384	175,138

The accompanying notes are an integral part of these consolidated financial statements.

COMFORCE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income
For the fiscal years ended December 30, 2007, December 31, 2006 and December 25, 2005
(in thousands, except per share amounts)

		December 30, 2007	December 31, 2006	December 25, 2005
Net sales of services	$	586,685	567,821	539,841
Costs and expenses:				
Cost of services		494,104	478,927	460,581
Selling, general and administrative expenses		74,012	68,821	59,919
Depreciation and amortization		2,803	3,095	3,700
Total costs and expenses		570,919	550,843	524,200
Operating income		15,766	16,978	15,641
Other income (expense):				
Interest expense		(7,669)	(9,369)	(10,744)
Loss on debt extinguishment		(443)	(169)	(336)
Other income, net		644	11	186
		(7,468)	(9,527)	(10,894)
Income from continuing operations before income taxes		8,298	7,451	4,747
Provision (benefit) for income taxes		3,309	3,373	(1,455)
Income from continuing operations		4,989	4,078	6,202
Income from discontinued operations, net of tax benefits of $0 in 2007 and $19 in 2005, respectively		1,000	-	70
Net income	$	5,989	4,078	6,272
Dividends on preferred stock		1,005	1,005	1,005
Net income available to common stockholders	$	4,984	3,073	5,267
Basic income per common share:				
Income from continuing operations	$	0.23	0.18	0.31
Income from discontinued operations		0.06	-	-
Net income	$	0.29	0.18	0.31
Diluted income per common share:				
Income from continuing operations	$	0.16	0.13	0.21
Income from discontinued operations		0.03	-	-
Net income	$	0.19	0.13	0.21
Weighted average common shares outstanding, basic		17,385	17,317	16,907
Weighted average common shares outstanding, diluted		31,870	31,012	29,793

The accompanying notes are an integral part of these consolidated financial statements.

COMFORCE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Deficit and Comprehensive Income

Fiscal years ended December 30, 2007, December 31, 2006 and December 25, 2005

(in thousands, except share amounts)

	Common stock Shares	Common stock Amount	Preferred stock Shares	Preferred stock Amount	Additional paid-in capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total stock-holders' deficit
Balance at December 26, 2004	16,689,496	$ 167	13,398	$ 15,081	$ 47,193	$ 153	$ (92,429)	$ (29,835)
Comprehensive income:								
Net income	-	-	-	-	-	-	6,272	6,272
Foreign currency translation adjustment	-	-	-	-	-	(6)	-	(6)
Total comprehensive income								6,266
Exercise of stock options	390,000	4	-	-	490	-	-	494
Issuance of common stock	36	-	-	-	-	-	-	-
Stock compensation expense	-	-	-	-	30	-	-	30
Beneficial conversion feature attibutable to 8% Notes	-	-	-	-	14	-	-	14
Balance at December 25, 2005	17,079,532	171	13,398	15,081	47,727	147	(86,157)	(23,031)
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax	-	-	-	-	-	-	(136)	(136)
Adjusted balance at December 26, 2005	17,079,532	171	13,398	15,081	47,727	147	(86,293)	(23,167)
Comprehensive income:								
Net income	-	-	-	-	-	-	4,078	4,078
Foreign currency translation adjustment, net of tax of $35	-	-	-	-	-	(92)	-	(92)
Total comprehensive income								3,986
Exercise of stock options	290,628	3	-	-	341	-	-	344
Issuance of common stock	391	-	-	-	-	-	-	-
Share-based payment compensation expense	-	-	-	-	98	-	-	98
Beneficial conversion feature attributable to 8% Notes, net of tax of $36	-	-	-	-	24	-	-	24
Balance at December 31, 2006	17,370,551	174	13,398	15,081	48,190	55	(82,215)	(18,715)
Comprehensive income:								
Net income	-	-	-	-	-	-	5,989	5,989
Adoption of FASB Interpretation No. 48	-	-	-	-	-	-	3,368	3,368
Foreign currency translation adjustment, net of tax of $199	-	-	-	-	-	(311)		(311)
Total comprehensive income								9,046
Exercise of stock options, including excess tax benefit of $5	17,000	-	-	-	30	-	-	30
Issuance of common stock	2	-	-	-	-	-	-	-
Share-based payment compensation expense	-	-	-	-	90	-	-	90
Beneficial conversion feature attributable to 8% Notes, net of tax of $3	-	-	-	-	46	-	-	46
Balance at December 30, 2007	17,387,553	$ 174	13,398	$ 15,081	$ 48,356	$ (256)	$ (72,858)	$ (9,503)

The accompanying notes are an integral part of these consolidated financial statements.

COMFORCE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Fiscal years ended December 30, 2007, December 31, 2006 and December 25, 2005
(in thousands)

	December 30, 2007	December 31, 2006	December 25, 2005
Cash flows from operating activities:			
Net income	$ 5,989	4,078	6,272
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	2,803	3,055	3,659
Amortization of intangible assets	–	40	41
Amortization of deferred financing costs	204	386	525
Net recoveries of bad debts	(103)	(8)	(236)
Deferred income taxes	1,413	1,357	581
Interest expense paid by the issuance of convertible notes	124	115	106
Gain from sale of discontinued niche telecom operations	(1,000)	–	(101)
Loss on repurchase of Senior Notes	443	169	336
Loss on disposal of fixed assets	–	48	–
Equity-based consulting expense	–	–	30
Share-based payment compensation expense	90	98	–
Excess tax benefit from stock option exercises	(5)	(135)	152
Changes in assets and liabilities:			
Accounts, funding and service fees receivable	(3,606)	(7,874)	(26,416)
Prepaid expenses and other assets	466	1,016	(1,863)
Income taxes receivable	(121)	37	97
Accounts payable and accrued expenses	6,124	12,343	23,912
Net cash provided by operating activities	12,821	14,725	7,095
Cash flows from investing activities:			
Purchases of property and equipment	(4,427)	(3,219)	(2,626)
Net cash used in investing activities	(4,427)	(3,219)	(2,626)
Net cash provided by discontinued investing activities	1,000	–	225
Cash flows from financing activities:			
Net borrowings under line of credit agreements	5,140	7,283	6,559
Repurchases of Senior Notes	(11,482)	(23,461)	(18,258)
Debt financing costs	(13)	(368)	(76)
Excess tax benefit from stock option exercises	5	135	–
Proceeds from exercise of stock options	25	209	342
Repayments under capital lease obligations	(152)	(6)	(115)
Net cash used in financing activities	(6,477)	(16,208)	(11,548)
Net increase (decrease) in cash and cash equivalents	2,917	(4,702)	(6,854)
Effect of exchange rates on cash	(45)	67	38
Cash and cash equivalents, beginning of fiscal year	3,782	8,417	15,233
Cash and cash equivalents, end of fiscal year	$ 6,654	3,782	8,417
Supplemental cash flow information:			
Cash paid during the fiscal year for:			
Interest	$ 7,651	9,333	10,367
Income taxes	2,317	3,650	1,136
Supplemental schedule of significant non-cash investing and financing activities:			
Capital lease obligations incurred for the purchase of new equipment	723	–	–

The accompanying notes are an integral part of these consolidated financial statements.

(1) Basis of Presentation

COMFORCE Corporation ("COMFORCE") is a provider of outsourced staffing management services that enable Fortune 1000 companies and other large employers to consolidate, automate and manage staffing, compliance and oversight processes for their contingent workforces. The Company also provides specialty staffing, consulting and other outsourcing services to Fortune 1000 companies and other large employers for their healthcare support services, technical and engineering, information technology, telecommunications and other staffing needs.

COMFORCE Operating, Inc. ("COI"), a wholly-owned subsidiary of COMFORCE, was formed for the purpose of facilitating certain of the Company's financing transactions in November 1997. Unless the context otherwise requires, the term the "Company" refers to COMFORCE, COI and all of their direct and indirect subsidiaries, all of which are wholly-owned.

(2) Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year consists of the 52 or 53 weeks ending on the last Sunday in December. The Company's most recently completed fiscal year ended on December 30, 2007. Fiscal years 2007 and 2005 each contained 52 weeks and fiscal year 2006 contained 53 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of COMFORCE, COI and their subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company provides supplemental staff to its customers under arrangements that typically require supervision by the customers' management for a period of time. In these arrangements, the Company is solely responsible for employees engaged to provide services to a customer. The Company is the sole employer of record, pays the employees' wages, pays unemployment taxes and workers compensation insurance premiums, provides health insurance and other benefits to eligible employees, and is responsible for paying all related taxes. The Company enters into service agreements with its customers, negotiates the terms of the services, including pricing, and bears the credit risk relative to customer payments. The Company bills its customers for these services with payment generally due upon receipt of the invoice. Revenue under these arrangements is recognized upon the performance of the service by the Company's employees. The associated payroll costs are recorded as cost of sales. There is no right of cancellation or refund provisions in these arrangements and the Company has no further obligations once the services are rendered by the employee.

The Company's contingent staffing management services enable customers to manage the selection, procurement and supervision of contingent staffing suppliers through its web-enabled proprietary and third party software, and include providing Company operating and support personnel to assist customers. The Company does not sell or license its software to customers, but rather utilizes it in connection with providing services. Consultant consolidation services, provided as a component of contingent staffing management services, comprise the management of invoicing for a customer's multiple services providers that results in the consolidation of invoices for all of a customer's individual staffing vendors. The Company recognizes revenue for the amount of its fees for these services, which are determined as a percentage of the gross billings to customers from the contingent staffing suppliers, as the services are performed. The Company invoices its customers for its fees together with the billings from the contingent staffing suppliers, which are reflected in accounts receivable as there is no right of offset with the liabilities for amounts due the contingent staffing suppliers. Amounts invoiced related to contingent staffing supplier billings are included in accrued expenses and are settled after our collection of the related receivables.

A portion of the Company's revenue is attributable to license agreements. Under the terms of such license agreements, the Company is fully responsible for the payment of the employees. The Company submits all invoices for services performed to the customers and they are required to remit their payments for services performed directly to the Company. The Company includes these revenues and related direct costs in its net sales of services and cost of services on a gross basis. The net distribution to the licensee is based on a percentage of gross profit generated. The net distributions to licensees included in selling, general and administrative expenses for the fiscal years ended December 30, 2007, December 31, 2006 and December 25, 2005 were approximately $2,147,000, $2,519,000 and $2,772,000, respectively.

The Company provides back office support to unaffiliated independently owned staffing companies. These arrangements typically require the Company to process the payrolls and invoicing for these unaffiliated staffing companies through the use of the Company's information technology system. In return, these unaffiliated staffing companies (the Company's customers) pay the Company a fixed percentage of the weekly billings it processed for them. Payment of the Company's fees is due upon the completion of the processing of weekly payrolls and invoicing. Revenue is recognized over the period as the Company performs these services for the amount of the fixed fee the Company receives as stipulated in the applicable contract. There is no right of cancellation or refund provisions in these arrangements and the Company has no further obligations once the services are rendered.

The Company also provides funding services to unaffiliated independently owned staffing companies. These arrangements typically require the Company to advance funds to these unaffiliated staffing companies (the Company's customers) in exchange for the receivables related to invoices remitted to their clients for services performed during the prior week. The advances are repaid through the remittance of payments of receivables by their clients directly to the Company. The Company withholds from these advances an administrative fee and other charges as well as the amount of receivables relating to prior advances that remain unpaid after a specified number of days. These administrative fees and other charges are recognized as revenue when earned. There is no right of cancellation or refund provisions in these arrangements and the Company has no further obligations once the services are rendered.

In accordance with Emerging Issues Task Force Issue No. 01-14, *Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred*, reimbursements received by the Company for out-of-pocket expenses are characterized as revenue.

Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity at the time of purchase of three months or less to be cash equivalents. Cash equivalents consist of overnight deposits and certificates of deposit. The Company reflects book overdraft positions within operating cash flows, when the bank has not advanced cash to the Company.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the lease or of the improvement. Maintenance and repairs are charged to expense as incurred and improvements that extend the useful life of the related asset are capitalized. The Company capitalizes its internal costs related to the development of software for internal use under the provisions of SOP 98-1, which are amortized over the estimated life of the software of approximately three to five years.

If events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition in accordance with Financial Accounting Standards Board ("FASB") Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). If the sum of the expected undiscounted future cash flows is less than the carrying amount of the long-lived asset, an impairment loss is recognized for the difference between the fair value and carrying amount of the asset.

Goodwill

The Company applies FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), to evaluate goodwill impairment at least annually by comparing each reporting unit's estimated fair value to its carrying amount. The Company's reporting units are represented by their reportable operating segments (see note 16). If the reporting unit's estimated fair value is less than its carrying amount, additional procedures are performed to determine if any impairment of goodwill exists. There was no indication of goodwill impairment for the years ended December 30, 2007, December 31, 2006 and December 25, 2005.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against deferred tax assets for which realization of the asset is not considered more-likely-than-not.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 "Accounting for Income Taxes"* ("FIN 48"). Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in the financial statements from such tax position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company adopted the provisions of FIN 48 effective January 1, 2007. The impact upon adoption was to increase retained earnings by approximately $3.4 million and to decrease accruals for uncertain tax positions and related penalties and interest by a corresponding amount.

The Company recognizes accrued interest and penalties related to income tax matters within income tax expense.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the significant estimates involved are the collectibility of receivables, the recoverability of long-lived assets, deferred tax assets and goodwill, accrued workers compensation liabilities, reserves for litigation and contingencies and the fair value of share-based payment compensation. Actual results could differ from those estimates.

Fair Values of Financial Instruments

The carrying amounts of cash equivalents, accounts receivable, funding and service fees receivable, accounts payable and accrued expenses are believed to approximate fair value due to the short-term maturity of these financial instruments. The carrying amounts of the Company's revolving line of credit obligations is believed to approximate its fair value since the interest rate fluctuates with market changes in interest rates.

The Company's fixed rate debt obligations are traded infrequently, and their fair value may fluctuate significantly due to changes in the demand for securities of their type, the overall level of interest rates, conditions in the high yield capital markets, and perceptions as to the Company's condition and prospects.

After giving consideration to similar debt issues, indicated bid levels, and other market information, the Company believes that the approximate fair values of its outstanding debt instruments at December 30, 2007 were: (i) $11.8 million for COI's 12% Senior Notes due 2010 in the outstanding principal amount of $11.7 million, and (ii) $1.8 million for COMFORCE's 8% Convertible Subordinated Note in the outstanding principal amount of $1.6 million.

Deferred Financing Costs

Deferred financing costs consist of costs associated with the issuance of the Company's long-term debt. Such costs are amortized over the life of the related debt, which ranges from 3 to 13 years, and unamortized costs are fully expensed upon discharge of indebtedness. The Company wrote-off deferred financing costs of $137,000 in fiscal 2007, $128,000 in fiscal 2006 and $178,000 in fiscal 2005 relating to the early extinguishment of debt (see note 8) which costs are included in loss on debt extinguishment in the consolidated statements of income.

Income Per Share

Basic income per common share is computed by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted income per share is computed assuming the exercise of stock options and warrants with exercise prices less than the average market value of the common stock during the period, and the conversion of convertible debt and preferred stock into common stock, if dilutive.

Foreign Currency

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the fiscal year. Related translation adjustments are accumulated in a separate component of stockholders' deficit and transaction gains and losses are recognized in the consolidated statement of income when realized.

Accrued Workers Compensation Liability

The Company is generally self-insured with respect to workers compensation claims, but maintains excess workers compensation coverage to limit exposure for amounts over $4.5 million. The Company records its estimate of the ultimate cost of, and liabilities for, workers compensation obligations based on actuarial computations using the Company's loss history as well as industry statistics. In determining its liabilities, the Company includes amounts for estimated claims incurred but not reported.

The ultimate cost of workers compensation will depend on actual costs incurred to settle the claims and may differ from the liabilities established by the Company for those claims. Accruals for workers compensation claims are included in accrued expenses in the consolidated balance sheets.

Stock Compensation Plans

Effective December 26, 2005, the Company adopted the provisions of the FASB Statement 123(R), *Share-Based Payments* ("SFAS No. 123(R)"). Under the provisions of SFAS 123(R), share-based payments are measured at the grant date, based on the fair value of the award, and are expensed over the requisite service period. The Company adopted SFAS 123(R) using the modified-prospective method and, accordingly, prior period results have not been restated to reflect the fair value method of recognizing compensation expense relating to stock options. All new awards are subject to the provisions of SFAS 123(R). Since all outstanding option awards were fully vested on the date of adoption, no compensation expense was recorded for outstanding awards. For the fiscal year ended December 30, 2007, $90,000 of compensation expense was recorded within selling, general and administrative expense and the Company recognized an income tax benefit of $35,000 related to such expense. For the fiscal year ended December 31, 2006,

$98,000 of compensation expense was recorded within selling, general and administrative expense and the Company recognized an income tax benefit of $38,000 related to such expense.

For periods prior to December 26, 2005, the Company recorded compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. Since the exercise price for such options equaled or exceeded the market value of the Company's stock at the date of grant, the stock options had no intrinsic value upon grant and no expense was recorded in the Company's consolidated statements of income.

Had the compensation cost of the Company's employee share-based payments for fiscal year 2005 been based upon the fair value method determined in accordance with SFAS 123(R), the Company's pro forma net income and net income per share would have been (in thousands, except per share amounts):

	December 25, 2005
Net income available to common stockholders as reported	$ 5,267
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	504
Pro forma income available to common stockholders	$ 4,763
Income per share:	
As reported:	
Basic	$ 0.31
Diluted	0.21
Pro forma:	
Basic	0.28
Diluted	0.20

Under the modified-prospective method, SFAS 123(R) applies to all new awards and to awards outstanding on the effective date that are subsequently modified or cancelled since all outstanding awards on the date of adoption were fully vested. The Company recognizes compensation expense for the fair value of all awards on a straight-line basis over the total requisite service period. Cumulative compensation expense recognized at any date will at least equal the grant date fair value of the vested portion of the award at that time.

The Company estimates the fair value of share-based payments using the Black-Scholes option pricing model. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the employees who receive equity awards.

The per share weighted average fair value of stock options granted was $1.28 during the year ended December 30, 2007, $1.40 during the year ended December 31, 2006, and $1.30 during the year ended December 25, 2005. In addition to the exercise and grant date prices of the awards, certain weighted average assumptions that were used to estimate the fair value of stock option grants during the past three fiscal years are listed in the table below:

	Fiscal Year		
	December 30, 2007	December 31, 2006	December 25, 2005
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	49.0%	55.0%	38.1%
Risk-free interest rate	5.2%	5.0%	3.8%
Expected term (years)	5	5	5

The Company estimates expected volatility based primarily on historical daily price changes of the Company's stock and other known or expected trends. The risk-free interest rate is based on the United States ("U.S.") treasury yield curve in effect at the time of grant. The expected option term is the number of years that the Company estimates that options will be outstanding prior to exercise. The expected term of the awards issued after December 26, 2005 was determined using the "simplified method" prescribed in SEC Staff Accounting Bulletin ("SAB") No. 107.

The income tax benefit realized relating to the exercise of stock option awards was $5,000 for the year ended December 30, 2007, all of which is classified as a financing cash inflow in the Company's consolidated statement of cash flows. The income tax benefit realized relating to the exercise of stock option awards was $212,000 for the year ended December 31, 2006, of which $135,000 is classified as a financing cash inflow in the Company's consolidated statement of cash flows. Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits related to share-based payments as operating cash inflows. The income tax benefit realized relating to the exercise of stock option awards was $231,000 for the year ended December 25, 2005.

(3) Property and Equipment

Property and equipment as of December 30, 2007 and December 31, 2006, consisted of (in thousands):

	Estimated useful lives in years	2007	2006
Computer equipment and related software	3-7	$ 26,948	22,105
Furniture and fixtures	3-10	2,431	2,415
Leasehold improvements	3-7	657	607
		30,036	25,127
Less accumulated depreciation and amortization		(22,313)	(19,751)
		$ 7,723	5,376

Depreciation and amortization expense related to property and equipment was $2,803,000, $3,055,000 and $3,659,000 for the fiscal years ended December 30, 2007, December 31, 2006 and December 25, 2005, respectively.

(4) Goodwill

As of December 30, 2007 and December 31, 2006, the carrying amount of the Company's goodwill was attributable to its Staff Augmentation segment ($22,873) and its Human Capital Management segment ($9,200).

There have been no changes in the carrying amount of goodwill during the past three fiscal years.

(5) Staff Accounting Bulletin No. 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current year Financial Statements* ("SAB 108"). SAB 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires an entity to quantify misstatements using a balance sheet and income-statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The Company changed its method of quantifying errors in accordance with SAB 108, effective December 31, 2006.

The transition provisions of SAB 108 permit the Company to adjust for the cumulative effect on retained earnings of previously immaterial adjustments relating to prior years. SAB 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such corrections on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended.

Upon adoption of SAB 108 in 2006, the Company corrected its consolidated financial statements to: (i) reduce allowance for doubtful accounts receivable for $278,000 and reduce accrued expenses for $73,000 for excess amounts established prior to December 26, 2005, and (ii) increase accrued expenses for $574,000 related to previously unrecorded obligations for rent escalations. These adjustments were not considered material to any prior period when evaluated using the roll-over method. As these adjustments were considered to be material under the dual method as of December 25, 2005, the Company recorded this cumulative effect adjustment as a decrease to retained earnings as of December 26, 2005 of $136,000, net of tax of $87,000.

(6) Accrued Expenses

Accrued expenses as of December 30, 2007 and December 31, 2006, consisted of (in thousands):

	2007	2006
Payroll, payroll taxes and sub-vendor payables	$ 85,043	88,966
Book overdrafts	11,322	-
Other	9,460	11,802
	$ 105,825	100,768

(7) Income Taxes

The Company's income tax provision (benefit) for the years ended as of December 30, 2007, December 31, 2006, and December 25, 2005, was allocated as follows (in thousands):

	2007	2006	2005
Income from continuing operations	$ 3,309	3,373	(1,455)
Discontinued operations	-	-	(19)
	$ 3,309	3,373	(1,474)

The income tax provision (benefit) for the fiscal years ended December 30, 2007, December 31, 2006, and December 25, 2005, consisted of (in thousands):

	2007	2006	2005
Current:			
Federal	$ 1,318	1,734	(1,870)
Foreign	263	117	24
State	315	165	(190)
Total current	1,896	2,016	(2,036)
Deferred:			
Federal	1,237	1,059	496
State	176	298	85
Total deferred	1,413	1,357	581
Total income tax provision (benefit)	$ 3,309	3,373	(1,455)

Total income tax provision (benefit) relating to continuing operations differed from income taxes at the statutory federal income tax rate of 34% as a result of the following items (in thousands):

	2007	2006	2005
Income taxes at statutory federal tax rate of 34.0%	$ 2,821	2,533	1,614
State and local taxes, net of federal tax	384	221	519
Change in tax rates	20	54	203
Foreign tax rates	263	6	-
Tax contingency matters	-	247	(4,317)
Loss on subsidiary stock	(476)	-	-
Non-deductible meals	245	354	389
Other non-deductible expenses	52	(42)	137
Income tax provision (benefit)	$ 3,309	3,373	(1,455)

The components of deferred tax assets and liabilities at December 30, 2007 and December 31, 2006 (in thousands) are as follows:

	2007	2006
Deferred tax assets:		
Receivable allowances	$ 68	107
Excess book amortization expense	339	1,130
Accrued liabilities and other	2,399	2,254
Foreign tax credits	263	-
Share-based payment compensation	86	50
Tax benefit of capital loss carryforward	2,165	1,134
Tax benefit of state NOL carryforwards, net of federal effect	734	606
	6,054	5,281
Less valuation allowance	(2,803)	(1,483)
Total deferred tax assets	3,251	3,798
Deferred tax liabilities:		
Prepaids	722	795
Excess tax depreciation	1,797	1,032
Other	180	208
Total deferred tax liabilities	2,699	2,035
Net deferred tax asset	$ 552	1,763

At December 30, 2007, the Company had approximately $14.0 million of state net operating losses which expire in the tax years 2008 through 2027, if unused. As of December 30, 2007, the Company had approximately $5.5 million of capital loss carry forwards which expire in the tax years 2009 through 2012, if unused. In addition, the Company had foreign tax credit carryovers of approximately $263,000 which expires in 2017, if unused.

The increase in the Company's valuation allowance was primarily related to the current generation of additional capital loss carry forwards ($1,030,000), state net operating losses ($114,000) and foreign tax credits ($263,000) for which management has determined that it may not realize the future tax benefits on a more likely-than-not basis, net of write-offs of previously deferred tax assets and a related valuation allowance of $87,000. In 2007, the settlement of the Company's niche telecom operations (see note 19) resulted in a discontinued operations gain of $1.0 million. However, as this settlement resulted in a capital loss for tax purposes (due to the excess tax basis in the underlying investment), and the realization of such tax benefit is not more-likely-than-not, no tax benefit has been allocated to discontinued operations in 2007.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is provided when it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, the ability to carryback future losses to recover income taxes paid and tax planning strategies that could be implemented. As of December 30, 2007, the Company's deferred tax asset valuation allowance related to: capital loss carry forwards ($2,165,000), net operating loss carry forwards ($375,000), and foreign tax credits ($263,000).

A reconciliation of the total amounts of the Company's unrecognized tax benefits for the fiscal year ended December 30, 2007 is as follows (in thousands):

Unrecognized tax benefits upon adoption of FIN 48	$ -
Increases (decreases) in unrecognized tax benefits – tax positions taken during a prior period	-
Increases (decreases) in unrecognized tax benefits – tax positions taken during the current period	83
Increases (decreases) in unrecognized tax benefits – settlements with taxing authorities	-
Reductions in unrecognized tax benefits – lapses of the statutes of limitations	-
Unrecognized tax benefits as of December 30, 2007	$ 83

As of and for the fiscal year ended December 30, 2007, interest and penalties recognized in the Company's consolidated balance sheet or statement of income were immaterial. If recognized, the total amount of the Company's unrecognized tax benefits as of December 30, 2007 would affect the Company's effective tax rate.

The Company files U.S., state and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2004 through 2007 tax years generally remain subject to examination by federal, most state tax, and foreign authorities. In addition to the U.S., the Company's major taxing jurisdictions include Hong Kong and Japan. There has not been any past examinations nor are there any current tax examinations in progress for the 2004 through 2007 tax years.

(8) Debt

Long-term debt at December 30, 2007 and December 31, 2006, consisted of (in thousands):

	2007	2006
12% Senior Notes, due December 1, 2010	$ 11,714	22,890
8% Subordinated Convertible Note, due December 2, 2009	1,644	1,520
Revolving line of credit, due July 24, 2010, with interest payable at prime plus 0.5% and/or LIBOR plus 1.75% with a weighted average rate of 6.9% at December 30, 2007 and 7.25% at December 31, 2006	70,500	65,360
Total long-term debt	$ 83,858	89,770

Contractual maturities of long-term debt are as follows (in thousands):

2009	$ 1,644
2010	82,214
Total	$ 83,858

Senior Notes: In November 1997, COI issued $110 million of 12% Senior Notes due December 1, 2007, subsequently extended until December 1, 2010 (the "Senior Notes"), principally to fund its acquisition of Uniforce Services, Inc. The Senior Notes provide for semi-annual payments of interest at the rate of 12% per annum.

The Senior Notes are governed by an indenture (the "Indenture") under which Wilmington Trust Company serves as the trustee. The Indenture contains a number of significant restrictions and covenants (with which COI believes it was in compliance at December 30, 2007) that require COI to ensure among other things that:

- COI does not grant a security interest in its assets or incur indebtedness, except indebtedness incurred in accordance with the Indenture, which permits indebtedness subordinated to and due later than the Senior Notes and that meets other conditions in the Indenture, indebtedness on a parity with the Senior Notes meeting specified conditions in the Indenture, renewals or replacements of any bank credit facility, capital lease obligations, securitization transactions, indebtedness within specified dollar limitations and other exceptions;

- COI does not sell or dispose of its assets except in accordance with the covenants and conditions in the Indenture, or issue shares of its capital stock except in accordance with the covenants and conditions in the Indenture;

- the net proceeds from any permitted sale of COI's capital stock or its assets are applied to repay any bank credit facility, or, if not required by the lender or such net proceeds are not reinvested in other assets, to redeem Senior Notes or be applied for other specified proper purposes;

- COI does not enter into transactions with affiliates other than in accordance with the Indenture; and

- COI does not invest in other businesses or engage in other business activities unless permitted under the Indenture.

In 2005, the Company repurchased an aggregate of $18.1 million principal amount of its Senior Notes for $18.3 million, principally utilizing available funds under the PNC Credit Facility. The Senior Notes were purchased from unrelated parties. As a result of these repurchases, the Company recognized an aggregate loss on debt extinguishment of $336,000 in fiscal 2005, net of $178,000 of deferred financing costs.

In May 2006, COI repurchased $2.0 million principal amount of its Senior Notes from an unrelated party, principally utilizing available funds under the PNC Credit Facility. As a result of this repurchase, COI recognized a loss on debt extinguishment of $18,000 in the second quarter of 2006, including the write-off of $13,000 of deferred financing costs.

In June and July 2006, COI solicited the consents of the holders of its Senior Notes to (i) permit consents and waivers granted under the Indenture to be irrevocable for up to 60 days, and (ii) extend the maturity date of the Senior Notes from December 1, 2007 to December 1, 2010 with call protections, as described below. Under the terms of the Indenture, the first proposal required the approval of the holders of a majority in principal amount of the Senior Notes and the second proposal required approval of all of the holders. The requisite consents to adopt the first proposal were obtained by June 30, 2006, at which time COI and Wilmington Trust Company, as trustee, entered into the Third Supplemental Indenture to provide for the irrevocability of consents and waivers.

The holders of $22.9 million aggregate principal amount of Senior Notes consented to the second proposal to extend the maturity of the Senior Notes. The holders of $21.4 million aggregate principal amount of Senior Notes declined to consent to this proposal. At the request of COI, on July 17, 2006, Wilmington Trust Company, as trustee, sent a notice of redemption to the non-consenting holders and, in accordance with the notice, on August 16, 2006, COI redeemed all $21.4 million of Senior Notes held by the non-consenting holders at par, plus interest accrued from the last interest payment date of June 1, 2006 to the date of redemption.

As a result of this redemption, COI recognized a loss on debt extinguishment of $151,000 in the third quarter of 2006, including the write-off of $115,000 of deferred financial costs. COI utilized loan proceeds under its revolving credit facility to pay the redemption price (see "Revolving Line of Credit" below in this note 8). Upon completion of this redemption, COI held irrevocable consents to the second proposal from the holders of 100% of the aggregate principal amount of Senior Notes then outstanding. Accordingly, on August 17, 2006, COI and Wilmington Trust Company, as trustee, entered into a Fourth Supplemental Indenture. The Fourth Supplemental Indenture amended the Indenture and Senior Notes by:

- extending the maturity date of the Senior Notes from December 1, 2007 to December 1, 2010; and
- providing call protection to holders of the Senior Notes under which COI will have the option to redeem the Senior Notes upon payment of a redemption price as follows:

*Redemption price**	*If redemption at COI's election occurs:*
102%	from December 1, 2007 through November 30, 2008
101%	from December 1, 2008 through November 30, 2009
100%	on December 1, 2009 or thereafter

* As a percentage of the principal outstanding at the redemption date, plus accrued interest to the redemption date.

On June 28, 2007, COI redeemed $10.0 million principal amount of Senior Notes at a redemption price equal to 103% of the principal amount, plus accrued interest. The total redemption price, including accrued interest from June 1, 2007 to the redemption date, was $10.4 million. As a result of this redemption, the Company recognized a loss on debt extinguishment of $424,000, including the write-off of $124,000 of deferred financing costs. See also the discussion in this note 8 under "Revolving Line of Credit."

On December 13, 2007, COI repurchased $1.2 million principal amount of Senior Notes for $1.2 million principally utilizing available funds under the PNC Credit Facility. As a result of this repurchase, COI recognized a loss on debt extinguishment of $19,000 in the fourth quarter of 2007, including the write-off of $13,000 of deferred financing costs.

Convertible Note: The Company's 8.0% Subordinated Convertible Note due December 2, 2009 (the "Convertible Note") is convertible into common stock at $1.70 per share (or, in certain circumstances, into a participating preferred stock which in turn would be convertible into common stock at the same effective rate).

Under the terms of the Convertible Note, interest is payable either in cash or in-kind at the Company's election. Debt service costs associated with the Convertible Note have been satisfied through additions to principal through December 1, 2007 (the most recent semi-annual interest payment date). Additional principal is convertible into common stock on the same basis as other amounts outstanding under the Convertible Note, which provides for conversion into common stock at the rate of $1.70 per share. As a result of its election to pay interest in-kind under the Convertible Note, the Company recognized beneficial conversion features of $43,000 during 2007 which resulted in an increase in deferred financing costs and paid-in capital. The Convertible Note may be prepaid in whole or in part, provided that the market value of the Company's common stock exceeds $2.13 for a specified period of time. The holder has 10 days to convert the Convertible Note following notice of prepayment. The holder of the Convertible Note is a related party. See note 18.

Revolving Line of Credit: At December 30, 2007, COMFORCE, COI and various of their operating subsidiaries, as co-borrowers and guarantors, were parties to a $110.0 million Revolving Credit and Security Agreement (the "PNC Credit Facility") with PNC Bank, National Association, as a lender and administrative agent ("PNC"), and other financial institutions participating as lenders to provide for a revolving line of credit with available borrowings based, generally, on 87.0% of the Company's accounts receivable aged 90 days or less, subject to specified limitations and exceptions.

Borrowings under the PNC Credit Facility bear interest, at the Company's option, at a per annum rate equal to either (i) the greater of the federal funds rate plus 0.5% or the base commercial lending rate of PNC as announced from time to time, or (ii) LIBOR plus a specified margin, determined as follows:

*Fixed charge coverage ratio**	*Margin (%)*
greater than 1.75:1.00	1.50
greater than 1.50:1.00 to 1.75:1.00	1.75
greater than 1.30:1.00 to 1.50:1.00	2.00
greater than 1.05:1.00 to 1.30:1.00	2.25
equal to or less than 1.05:1.00	2.50

*as defined in the PNC Credit Facility loan documents

The PNC Credit Facility also provides for a commitment fee of 0.25% of the unused portion of the facility. The obligations under the PNC Credit Facility are collateralized by a pledge of the capital stock of certain operating subsidiaries of the Company and by security interests in substantially all of the assets of the Company. The PNC Credit Facility contains various financial and other covenants and conditions, including, but not limited to, a prohibition on paying cash dividends and limitations on engaging in affiliate transactions, making acquisitions and incurring additional indebtedness.

The PNC Credit Facility generally permits the Company to use up to $15.0 million in loan proceeds annually to repurchase its Senior Notes so long as the remaining availability under the facility, as defined in the agreement, is at least $7.5 million for the specified measurement period. To enable the Company to effect the redemption of its Senior Notes in 2006, PNC permitted the Company to use (and it did use) $25.0 million of loan proceeds to pay the redemption price of the Senior Notes, which resulted in a reduction of the maximum funds available to repurchase or redeem Senior Notes in 2007. The PNC Credit Facility permits the Company to carryover from any prior calendar year any unused portion of this amount, so long as the other criteria for borrowing are then satisfied.

At December 30, 2007, the Company had remaining availability, as defined in the agreement, under the PNC Credit Facility of up to $10.0 million. As of December 30, 2007, the Company had outstanding $4.5 million of standby letters of credit under this facility. The Company was in compliance with all financial covenants under the PNC Credit Facility at December 30, 2007.

(9) Income Per Share

Basic income per common share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted income per share is computed assuming the exercise of stock options and warrants with exercise prices less than the average market value of the common stock during the period and the conversion of convertible debt and preferred stock into common stock to the extent such conversion assumption is dilutive. The following represents a reconciliation of the numerators and denominators for the basic and diluted income per share computations (in thousands, except per share amounts):

	2007	2006	2005
Basic income per common share:			
Income from continuing operations	$ 4,989	4,078	6,202
Dividends on preferred stock:			
Series 2003A	461	461	461
Series 2003B	38	38	38
Series 2004A	506	506	506
	1,005	1,005	1,005
Income from continuing operations available to common stockholders	$ 3,984	3,073	5,197
Weighted average common shares outstanding	17,385	17,317	16,907
Basic income per common share from continuing operations	$ 0.23	0.18	0.31
Diluted income per common share:			
Income from continuing operations available to common stockholders	$ 3,984	3,073	5,197
Dividends on preferred stock:			
Series 2003A	461	461	461
Series 2003B	38	38	38
Series 2004A	506	506	506
	1,005	1,005	1,005
After tax equivalent of interest expense on 8% Subordinated Convertible Note	76	70	65

Income for purposes of computing diluted income per common share from continuing operations	$ 5,065	4,148	6,267
Weighted average common shares outstanding	17,385	17,317	16,907
Dilutive stock options	278	363	424
Assumed conversion of 8% Subordinated Convertible Note	900	832	769
Assumed conversion of Preferred Stock:			
Series 2003A	7,549	7,111	6,672
Series 2003B	1,182	1,111	1,039
Series 2004A	4,576	4,278	3,982
Weighted average common shares outstanding for purposes of computing diluted income per share	31,870	31,012	29,793
Diluted income per common share from continuing operations	$ 0.16	0.13	0.21

In addition, options and warrants to purchase 1,295,000, 1,295,000 and 1,755,000 shares of common stock were outstanding as of the end of the fiscal years 2007, 2006 and 2005, respectively, but were not included in the computation of diluted income per share because their effect would be anti-dilutive.

(10) Preferred Stock

The Company's certificate of incorporation authorizes the Company to issue up to 10,000,000 shares, par value $.01 per share, of preferred stock in such series and having such rights and preferences as determined by the Company's board of directors. The board has created three series of preferred stock, Series 2003A with 6,500 authorized shares, Series 2003B with 3,500 authorized shares and Series 2004A with 15,000 authorized shares.

The rights and preferences of the Company's Series 2003A, 2003B and 2004A Convertible Preferred Stock (collectively, the "Series Preferred Stock") are substantially identical except that the conversion price is $1.05 per share for the Series 2003A Preferred Stock, $0.54 per share for the Series 2003B Preferred Stock and $1.70 per share for the Series 2004A Preferred Stock. The conversion price is the price at which a holder of shares of Series Preferred Stock may convert such instruments into common stock (or, in certain circumstances, into a participating preferred stock which in turn will be convertible into common stock at the same effective rate). The Company is permitted to require conversion of the Series Preferred Stock if the average market price of its common stock for any six month period is at least $3.25 per share for the Series 2003A and 2003B Preferred Stock or $4.50 per share for the Series 2004A Preferred Stock, but only if the shares of Series Preferred Stock can be converted into freely tradable common stock.

Each share of Series Preferred Stock has a face amount of $1,000, has no voting rights and bears annual cumulative dividends of $75 per share (7.5% per annum). Upon liquidation, the holders of the Series Preferred Stock will be entitled to a liquidation preference of $1,000 per share plus the amount of cumulated, unpaid dividends before any distributions shall be made to the holders of common stock or any other junior series or class of stock of the Company. Unless the holders of two-thirds of the shares of the Series Preferred Stock outstanding shall have otherwise consented, no series or class of preferred stock having rights or preferences that are not junior to the Series Preferred Stock shall be issued by the Company. The holders of the Series Preferred Stock have no redemption rights.

The Company can only pay dividends on the Series Preferred Stock if (i) dividends can legally be paid in accordance with Delaware law, (ii) the Company's board of directors, in its discretion upon the exercise of its fiduciary duties, declares that a dividend be paid, (iii) payment of the dividend is permitted under the terms of the PNC Credit Facility, and (iv) the Company's wholly-owned operating subsidiary, COI, has sufficient funds to upstream in accordance with the restricted payments tests under the indenture governing the Senior Notes. At December 30, 2007, there were cumulative, unpaid and undeclared dividends of $2.2

million on the Series 2003A Preferred Stock, $163,000 on the Series 2003B Preferred Stock and $1.6 million on the Series 2004A Preferred Stock.

In the event that the conversion of Series Preferred Stock into common stock of COMFORCE would result in either (i) the occurrence of a "change of control" as defined in the indenture governing the Senior Notes, or (ii) require stockholder approval in accordance with the rules and regulations of the Securities and Exchange Commission or the American Stock Exchange (or any other exchange or quotation system on which the Company's shares are then listed), then the Series Preferred Stock held by such holder shall not be convertible into common stock, but rather shall be convertible into shares of non-voting participating preferred stock having a liquidation preference of $0.01 per share (but no other preferences) to be created by the Company. The participating preferred stock will in turn be convertible into the Company's common stock (on the same basis as if the conversion to common stock from Series Preferred Stock had occurred directly) if the conversion will not result in a "change of control" as defined in the indenture governing the Senior Notes or require stockholder approval in accordance with the rules and regulations of the Securities and Exchange Commission or the American Stock Exchange (or any other exchange or quotation system on which the Company's shares are then listed).

(11) Stock Options and Warrants

In 1993, the Company adopted, with stockholder approval, a Long-Term Stock Investment Plan (the "1993 Plan") which, as amended, authorized the grant of options to purchase up to 5,000,000 shares of the Company's common stock to executives, key employees and agents of the Company and its subsidiaries. All executive officers and other officers, directors and employees, as well as independent agents and consultants, of the Company and its subsidiaries were eligible to participate in the 1993 Plan and to receive option grants made before December 31, 2002. Effective as of December 31, 2002, no additional options were issuable under the 1993 Plan.

In 2002, the Company adopted with stockholder approval the 2002 Stock Option Plan (the "2002 Plan"), which originally authorized the grant of options to purchase up to 1,000,000 shares of the Company's common stock to executives, key employees and agents of the Company and its subsidiaries. In 2006, the stockholders approved an amendment to the 2002 Plan to permit the issuance of an additional 1,000,000 shares under the plan. All executive officers and other officers, directors and employees, as well as independent agents and consultants, of the Company and its subsidiaries are eligible to participate in the 2002 Plan and to receive option grants.

The following table summarizes stock option activity during the year ended December 30, 2007:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Weighted Average Grant Date Option Fair Value
Outstanding at December 31, 2006	2,388,200	$ 2.91			
Granted	70,000	2.60			$ 1.28
Forfeitures	(37,100)	5.63			2.20
Expired	(33,000)	7.14			
Exercised	(17,000)	1.51		$ 12,472	
Outstanding and exercisable at December 30, 2007	2,371,100	$ 2.81	4.35	$ 301,450	

The total cash received from stock option exercises for the years ended December 30, 2007, December 31, 2006 and December 25, 2005 was $26,000, $209,000 and $342,000, respectively. The aggregate intrinsic value of exercised options for December 30, 2007, December 31, 2006 and December 25, 2005 was $12,472, $539,906 and $742,752, respectively. The Company expects to settle future employee stock option exercises with the issuance of new shares.

Warrants:

At December 30, 2007 and December 31, 2006, the Company had outstanding warrants to purchase a total of 169,000 shares of common stock at a price of $7.55 per share. These warrants are fully vested and expire in 2009.

(12) Litigation and Contingencies

In November 2003, the Company received a general notice letter from the United States Environmental Protection Agency (the "U.S. EPA") that it is a potentially responsible party at Chicago's Lake Calumet Cluster Site, which for decades beginning in the late 19th/early 20th centuries had served as a waste disposal site. In December 2004, the U.S. EPA sent the Company and numerous other companies special notice letters requiring the recipients to make an offer by a date certain to perform a remedial investigation and feasibility study (RI/FS) to select a remedy to clean up the site. The Company's predecessor, Apeco Corporation ("Apeco"), a manufacturer of photocopiers, allegedly sent waste material to this site. The State of Illinois and the U.S. EPA have proposed that the site be designated as a Superfund site. The Company is one of over 400 potentially responsible parties (many of which may no longer be in operation or viable) to which notices were sent, and the Company has joined a working group of more than 100 members representing over 120 potentially responsible parties for the purpose of responding to the United States and Illinois environmental protection agencies.

Until the United States and Illinois environmental protection and other agencies agree upon remedies, accurate estimates of clean-up costs cannot be made and site studies cannot be completed. Consequently, no assessment can be made as to any potential liability to the Company. Furthermore, the Company has made inquiries of the insurance carriers for Apeco to determine if it has coverage under old insurance policies.

In July 2005, the Company's subsidiary, COMFORCE Technical Services, Inc. ("CTS") was served with an amended complaint in the suit titled *Reyes V. East Bay Municipal Utility District, et al,* filed in the Superior Court of California, Alameda County, in connection with a gas pipeline explosion in November 2004 that killed five workers and injured four others. As part of a construction project to lay a water transmission line, a backhoe operator employed by a construction contractor unaffiliated with CTS allegedly struck and breached a gas pipeline and an explosion occurred when leaking gas ignited. The complaint names various persons involved in the construction project as defendants, including CTS. The complaint alleges, among other things, that CTS was negligent in failing to properly mark the location of the pipeline. The complaint did not specify specific monetary damages.

CTS was subsequently named as a defendant in 15 other lawsuits concerning this accident in the Superior Court of California which have been consolidated with the *Reyes* case in a single coordinated action styled as the *Gas Pipeline Explosion Cases* in the Superior Court of California, Contra Costa County. Two co-defendants brought cross-claims against CTS. In addition, a company that provided insurance coverage to a private home and property damaged by the explosion brought a subrogation action against CTS. CTS denies any culpability for this accident. Following an investigation of the accident, Cal-OSHA issued citations to four unrelated contractors on the project, but declined to issue any citations against CTS. Although Cal-OSHA did not issue a citation against CTS, it will not be determinative in the pending civil cases.

CTS requested that its insurance carriers defend it in these actions, and the carrier under the primary policy appointed counsel and has defended CTS in these actions. As of June 2007, CTS has settled with 17 of the

19 plaintiffs, in each case within the limits of its primary policy, except as described below. With the settlements, the limits under the primary policy have been reached. The umbrella insurance carrier for CTS had previously denied the claims of CTS for coverage, claiming that the matter was within the policy exclusions. This carrier also initiated a declaratory action in Contra Costa County, California in which it asked the court to determine whether the claims against CTS were within the policy exclusions. In March 2007, CTS and this carrier reached a tentative settlement under which the carrier agreed to dismiss CTS from the declaratory action and defend and insure CTS in the remaining cases when the primary coverage limits have been reached, subject to an agreed upon contribution by CTS and the carrier's reservation of rights to seek recovery against CTS for the claims of Mountain Cascade, Inc., a co-defendant not related to CTS that served as a contractor for East Bay Municipal Utility District. Management of CTS (and the Company) believes that any losses in respect of Mountain Cascade should be covered under the umbrella policy. However, the carrier has declined to release its reservation of rights as to this unresolved Mountain Cascade claim, and the amount that CTS will be required to contribute to any settlement of or judgment on the remaining plaintiffs' cases is not determinable. Accordingly, management of CTS (and the Company) cannot estimate the amount of losses that CTS may ultimately incur in connection with these cases, if any, other than to estimate that any losses will be less than $1.5 million. No assurance can be given that the costs to CTS to resolve all remaining claims will be within management's estimates.

As described in note 19, the Company resolved its litigation against the purchaser of the Company's niche telecom operations in the fourth quarter of 2007.

In 2006, CTS entered into a contract with a United States government agency (the "Agency") to provide technical, operational and professional services in foreign countries throughout the world for humanitarian purposes. Persons employed by CTS in the host countries include U.S. nationals, nationals of the host countries (local nationals) and nationals of other countries (third country nationals). The contract provides, generally, that the U.S. government will reimburse the Company for all direct labor properly chargeable to the contract plus fringe benefits, in some cases at specified rates and profit.

The contract does not directly address taxes payable to foreign jurisdictions, but the contracting officer advised CTS by letter that it should not make tax payments or withholdings in the host countries because the Agency had negotiated or would negotiate with the host countries and expected these discussions to lead to bilateral agreements exempting contractors and contractor personnel from all tax liability. New Agreements will not be retroactive. The contract provides that CTS will be reimbursed for "all fines, penalties, and reasonable litigation expenses incurred as a result of compliance with specific contract terms and conditions or written instructions from the Contracting Officer." The contracting officer's letter states that any fines, penalties, interest or costs of legal proceedings incurred in honoring these instructions will be reimbursable.

Management believes that the Agency has substantial interest in completing the negotiations of bilateral agreements with the host countries in order to minimize costs and thus avoid becoming responsible for reimbursing contractors such as CTS for fines and penalties. The Agency has advised CTS that bilateral agreements are in place with some host countries, and, further, that the Agency believes the Vienna Convention, in providing for the exclusion of host country tax liabilities for humanitarian workers, would apply to the work being performed under this contract. Accordingly, management has concluded that it is not probable that host country tax assessments, if any, against CTS would ultimately be enforced. If any host country makes and seeks to enforce an assessment against it, CTS intends to request the Agency to intervene to overturn the host country's decision to assess, and, if not successful, intends to pay any assessment and related fines and seek prompt reimbursement from the Agency. Although not anticipated, amounts assessed could potentially exceed the amount available to us from our own resources or under the PNC Credit Facility. In such event, it is anticipated that the Company would request PNC to make a special advance or request the Agency to pre-fund these liabilities.

Except as described above, there are no other pending matters, individually or in the aggregate, if adversely determined, are believed by management to be material to the business or financial condition of the Company. The Company expenses legal costs associated with contingencies when incurred. The Company maintains general liability insurance, property insurance, automobile insurance, fidelity insurance, errors and omissions insurance, professional/medical malpractice insurance, fiduciary insurance, and directors' and officers' liability insurance for domestic and foreign operations as management deems appropriate and prudent. The Company is generally self-insured with respect to workers compensation, but maintains excess workers compensation coverage to limit its maximum exposure to such claims.

(13) Savings Incentive and Profit Sharing Plan

The Company provides a savings incentive and profit sharing plan (the "Plan"). All eligible employees may make contributions to the Plan on a pre-tax salary deduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. No contributions to the Plan were made by the Company in 2007, 2006 and 2005.

Certain employees who perform work for governmental agencies are required to be covered under a separate defined contribution plan. During 2007, 2006 and 2005, the Company recorded approximately $858,000, $1,325,000 and $1,797,000, respectively, of expense related to these benefits.

(14) Lease Commitments

The Company leases certain office space and equipment. Rent expense for all operating leases in 2007, 2006 and 2005 approximated $3,177,000, $3,183,000 and $3,204,000, respectively.

As of December 30, 2007, future minimum rent payments due under the terms of noncancelable operating leases excluding amounts that will be paid for operating costs are (in thousands):

2008	$ 3,029
2009	2,734
2010	1,737
2011	1,054
Thereafter	708
	$ 9,262

(15) Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents and trade receivables.

The Company maintains cash in bank accounts which may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances. The Company believes it mitigates such risk by investing its cash through major financial institutions.

At the end of fiscal 2007, the Company had 5 customers that accounted for 42.5% of the Company's total accounts receivable, one of which had accounts receivable balances in excess of 10% of the Company's total accounts receivable. For fiscal 2006, the Company had four customers that accounted for 38.5% of the Company's total accounts receivable, two of which had accounts receivable balances in excess of 10% of the Company's total accounts receivable. For fiscal 2005, the Company had two customers which accounted for 23.6% of the Company's total accounts receivable. The largest four customers of the Company accounted for an aggregate of approximately 24.7%, 25.3% and 21.6% of the Company's revenues for the fiscal years 2007, 2006 and 2005, respectively.

(16) Segment Information

The Company's reportable segments are distinguished principally by the types of services offered to the Company's clients. The Company manages its operations and reports its results through three operating segments -- Human Capital Management Services, Staff Augmentation and Financial Outsourcing Services. The Human Capital Management Services segment primarily provides contingent workforce management services. The Staff Augmentation segment provides healthcare support, technical and engineering, information technology (IT), telecommunications and other staffing services. The Financial Outsourcing Services segment provides funding and back office support services to independent consulting and staffing companies.

COMFORCE evaluates the performance of its segments and allocates resources to them based on operating contribution, which represents segment revenues less direct costs of operations, excluding the allocation of corporate general and administrative expenses. Assets of the operating segments reflect primarily accounts receivable and goodwill associated with segment activities; all other assets are included as corporate assets. The Company does not evaluate or account for expenditures for long-lived assets on a segment basis.

The table below presents information on revenues and operating contribution for each segment for the years ended December 30, 2007, December 31, 2006 and December 25, 2005, and items which reconcile segment operating contribution to COMFORCE's reported income from continuing operations before income taxes (in thousands):

	December 30, 2007	December 31, 2006	December 25, 2005
Net sales of services:			
Human Capital Management Services	$ 363,696	337,741	311,497
Staff Augmentation	219,471	226,304	223,672
Financial Outsourcing Services	3,518	3,776	4,672
	$ 586,685	567,821	539,841
Operating contribution:			
Human Capital Management Services	$ 16,140	14,878	12,228
Staff Augmentation	18,207	20,085	19,753
Financial Outsourcing Services	3,078	2,854	3,706
	37,425	37,817	35,687
Consolidated expenses:			
Corporate general and administrative expenses	18,856	17,744	16,346
Depreciation and amortization	2,803	3,095	3,700
Interest and other, net	7,025	9,358	10,558
Loss on debt extinguishment	443	169	336
	29,127	30,366	30,940
Income from continuing operations before income taxes	$ 8,298	7,451	4,747
Total assets:			
Human Capital Management Services	$ 96,120	91,836	
Staff Augmentation	54,116	54,316	
Financial Outsourcing Services	13,101	13,170	
Corporate	20,047	15,816	
	$ 183,384	175,138	

(17) Limitations on Use of Cash

Substantially all of the consolidated net assets of the Company are assets of COI and all of the net income that had been generated by the Company was attributable to the operations of COI. Except for permitted distributions, these assets and any cumulated net income are restricted as to their use by COMFORCE. The indenture governing the Senior Notes imposes restrictions on COI making specified payments, which are referred to as "restricted payments," including making distributions or paying dividends (referred to as upstreaming funds) to COMFORCE. Under the indenture, COI is not permitted to make cash distributions to COMFORCE other than to upstream $2.0 million annually to pay public company expenses, and to upstream funds to the extent COI meets the restricted payments test under the indenture, the most significant component of which is based upon 50% of net income generated by COI since January 1, 1998 on a cumulative basis, less prior distributions made in reliance on this provision. In calculating net income for this purpose, under the terms of the indenture, the Company must apply generally accepted accounting principles as in effect at the time the indenture was entered into in 1997. Principally as a result of losses incurred by COI in fiscal 2001, 2002, 2003 and 2004, and prior distributions made by COI to COMFORCE, COI can make no distributions to COMFORCE based upon the cumulative net income provisions of the indenture until COI generates net income of approximately $5.4 million. However, COMFORCE has approximately $1.9 million available to it at December 30, 2007 from proceeds it has generated from the sale of stock, principally upon the exercise of options and warrants. This $1.9 million may be used by COMFORCE to pay interest on the Convertible Note or for other business purposes.

Interest on the Convertible Note is payable, at the option of COMFORCE, in cash or in-kind (by adding the interest then due to principal). Through December 30, 2007, COMFORCE has paid all interest under the Convertible Note in-kind. COMFORCE's ability to repay the Convertible Note at its maturity on December 2, 2009, or on any earlier required repayment or repurchase dates, will also be dependent on any restrictions under its loan agreements in effect and availability of funds.

(18) Related Party Transactions

Convertible Note and Preferred Stock: Fanning CPD Assets, LP (the "Fanning Partnership") is the holder of the following instruments issued by the Company: the Convertible Note, of which $1.6 million in principal was outstanding at December 30, 2007, 6,148 shares of Series 2003A Preferred Stock, 513 shares of Series 2003B Preferred Stock and 6,737 shares of Series 2004A Preferred Stock, the terms of which are described under notes 8 and 10. The Fanning Partnership is a limited partnership in which John C. Fanning, the Company's chairman and chief executive officer, holds an 82.4% economic interest. Rosemary Maniscalco, a director of the Company, is the general partner of the Fanning Partnership, but has no pecuniary interest in the partnership. Harry V. Maccarrone, a director and the executive vice president and chief financial officer of the Company, is the trustee of a trust and the general partner of a partnership that are limited partners in the Fanning Partnership, but he has only a nominal pecuniary interest.

In 2007, the Fanning Partnership received $124,000 in in-kind interest payments under the Convertible Note at the annual rate of 8.0%. In addition, each of the Series 2003A, 2003B and 2004A Preferred Stock provide for dividends of 7.5% per annum. Dividends have cumulated in the amount of $2.2 million on the Series 2003A Preferred Stock, $163,000 on the Series 2003B Preferred Stock and $1.6 million on the Series 2004A Preferred Stock. Although these cumulated dividends have not been declared by the Company's board of directors and are not payable, the Fanning Partnership can elect to convert all or any portion of these shares of Series Preferred Stock, including the cumulated dividends, into common stock (or, in certain circumstances, into a participating preferred stock which in turn will be convertible into common stock at the same effective rate) at a conversion price of $1.05 per share for the Series 2003A Preferred Stock, $0.54 per share for the Series 2003B Preferred Stock and $1.70 per share for the Series 2004A Preferred Stock. The Convertible Note is also convertible on substantially the same basis as the Series Preferred Stock at a conversion price of $1.70 per share. The conversion price is the price at which the Fanning Partnership may convert the Series Preferred Stock or Convertible Note into common stock (or the equivalent preferred stock).

Other Transactions: Rosemary Maniscalco, through a company owned by her, provides consulting services to the Company, at the rate of up to $1,400 per day, plus expenses. During 2007, 2006 and 2005, the Company paid $124,420, $71,220 and $74,258, respectively, for such consulting services. In addition, in 2005, the Company granted an option to purchase 25,000 shares of common stock at an exercise price of $3.02 per share to Ms. Maniscalco, for which a compensation expense of $30,000 was recorded. Rosemary Maniscalco is the Vice Chairman of the Company.

(19) Sale of Niche Telecom Operations

In 2004, COMFORCE sold its interest in two telecom subsidiaries in the Staff Augmentation segment. The buyer, Spears Holding Company, Inc. ("Spears"), is controlled by an individual who was one of the principals of these companies when they were sold to COMFORCE in 1998. The consideration included cash of $1,448,000 and short-term promissory notes of $1,150,000 which were paid during fiscal 2004. Consideration also included three long-term promissory notes totaling $3.7 million which were valued at $1.4 million by an independent valuation firm. The sale resulted in a gain of $1,102,000, which represented the excess of the net proceeds (cash and short-term notes of $2,598,000 plus the fair value of the long-term notes of $1,400,000, less transaction costs of $144,000), over the net book value of the net assets of the business sold of $2,752,000. The Company did not recognize any gain on this transaction until the cash payments it received exceeded its investment ($2,896,000) in the business sold. The cash received under the sale agreement, including principal and interest on the notes, was recorded as a reduction of, and, during the second quarter of 2005, had eliminated the balance in net assets held for sale. Cash received during 2005 in excess of net assets held for sale of $101,000 has been recorded as a gain from the sale of discontinued operations. This was partially offset by $31,000, net of tax, of legal fees which resulted in income from discontinued operations for fiscal 2005 of $70,000.

Following mediation and extended negotiations, the parties reached settlement in September, 2007 under which $1.0 million was received in the fourth quarter of 2007 in full satisfaction of all amounts due to the Company. The $1.0 million was recorded as a gain from the sale of discontinued operations in 2007. The settlement resulted in a capital loss for income tax purposes. Accordingly, no provision for income taxes was recorded.

(20) Selected Quarterly Financial Data (unaudited)
(In thousands, except per share data and footnotes)

Fiscal 2007	**Quarter**				**Year ended December 30, 2007**
	First	**Second**	**Third**	**Fourth**	
Net sales of services	$ 141,603	$ 149,696	$ 150,667	$ 144,719	$ 586,685
Gross profit	22,149	23,254	23,164	24,014	92,581
Net income	914	1,074	1,789	2,212	5,989
Income per share:					
Basic	$ 0.04	$ 0.05	$ 0.09	$ 0.11	$ 0.29
Diluted	$ 0.03	$ 0.03	$ 0.06	$ 0.07	$ 0.19

Fiscal 2006 (1)	**Quarter**				**Year ended December 31, 2006**
	First	**Second**	**Third**	**Fourth**	
Net sales of services	$ 135,001	$ 143,577	$ 140,158	$ 149,085	$ 567,821
Gross profit	20,161	22,153	21,951	24,629	88,894
Net income	245	1,007	935	1,891	4,078
Income per share:					
Basic	$ 0.00	$ 0.04	$ 0.04	$ 0.09	$ 0.18
Diluted	$ 0.00	$ 0.03	$ 0.03	$ 0.06	$ 0.13

(1) Revised for the adoption of SAB 108 (see note 5).

Since per share information is computed independently for each quarter and the full year, based on the respective average number of common shares outstanding, the sum of the quarterly per share amounts does not necessarily equal the per share amounts for the fiscal year.

COMFORCE CORPORATION AND SUBSIDIARIES

Schedule II Valuation and Qualifying Accounts

Fiscal years ended December 30, 2007, December 31, 2006 and December 25, 2005

(in thousands)

		Balance at beginning of period	Impact of Adopting SAB 108	Charged to costs and expenses	Charged to other accounts	Deductions (Net (write-offs) recoveries)	Balance at end of period
For the fiscal year ended December 30, 2007:							
Allowance for doubtful accounts	$	276	–	89	–	(192)	173
For the fiscal year ended December 31, 2006:							
Allowance for doubtful accounts	$	705	(421)	85	–	(93)	276
For the fiscal year ended December 25, 2005:							
Allowance for doubtful accounts	$	1,042	–	(236)	–	(101)	705

EXHIBIT INDEX

Unless otherwise indicated, for documents incorporated herein by reference to exhibits included in SEC filings of COMFORCE Corporation, the registration number for COMFORCE Corporation is 001-06801.

3.1 Restated Certificate of Incorporation of COMFORCE Corporation, as amended by Certificates of Amendment filed with the Delaware Secretary of State on June 14, 1987 and February 12, 1991 (included as an exhibit to Amendment No. 1 to the Registration Statement on Form S-1 of COMFORCE Corporation filed with the Commission on May 10, 1996 (Registration No. 033-6043) and incorporated herein by reference).

3.2 Certificate of Ownership (Merger) of COMFORCE Corporation into Lori Corporation (included as an exhibit to COMFORCE Corporation's Annual Report on Form 10-K for the fiscal year December 31, 1995 and incorporated herein by reference).

3.3 Certificate of Amendment of Certificate of Incorporation of COMFORCE Corporation filed with the Secretary of State of Delaware on October 28, 1996 (included as an exhibit to COMFORCE Corporation's Registration Statement on Form S-8 of COMFORCE Operating, Inc. filed with the Commission on March 13, 2000 (Registration No. 333-56962) and incorporated herein by reference).

3.4 Certificate of Ownership (Merger) of AZATAR into COMFORCE Corporation (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated November 8, 1996 and incorporated herein by reference).

3.5 Amended and Restated Certificate of Designation and Determination of Rights and Preferences of Series 2003A, 2003B and 2004A Convertible Preferred Stock of COMFORCE Corporation filed with the Secretary of State of Delaware on December 8, 2004 (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated December 13, 2004 and incorporated herein by reference).

3.6 Bylaws of COMFORCE Corporation, as amended and restated effective as of February 26, 1997 (included as an exhibit to COMFORCE Corporation's Annual Report on Form 10-K for the fiscal year December 31, 1996 and incorporated herein by reference).

3.7 Amendment to Amended and Restated Bylaws of COMFORCE Corporation, as adopted and effective as of May 3, 2006 (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed May 4, 2006 and incorporated herein by reference).

3.8 Amendment to Amended and Restated Bylaws of COMFORCE Corporation, as adopted on December 20, 2007 and effective as of January 1, 2008 (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed December 20, 2007 and incorporated herein by reference).

4.1 Indenture dated as of November 26, 1997 with respect to 12% Senior Notes due 2007 between COMFORCE Operating, Inc., as issuer, and Wilmington Trust Company, as trustee (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated December 9, 1997 and incorporated herein by reference).

4.2 First Supplemental Indenture dated as of November 29, 2000 between COMFORCE Corporation and Wilmington Trust Company, as trustee, to Indenture dated as of November 26, 1997 (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated December 19, 2000 and incorporated herein by reference).

4.3 Second Supplemental Indenture dated as of December 4, 2000 between COMFORCE Corporation and Wilmington Trust Company, as trustee, to Indenture dated as of November 26, 1997 (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated December 19, 2000 and incorporated herein by reference).

4.4 Third Supplemental Indenture dated as of June 30, 2006 between COMFORCE Corporation and Wilmington Trust Company, as trustee, to Indenture dated as of November 26, 1997, as amended (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed August 18, 2006 and incorporated herein by reference).

4.5 Fourth Supplemental Indenture dated as of August 16, 2006 between COMFORCE Operating, Inc. and Wilmington Trust Company, as trustee, to Indenture dated as of November 26, 1997, as supplemented (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed August 18, 2006 and incorporated herein by reference).

4.6 Second Amended and Restated 8% Subordinated Convertible Note due December 2, 2009 of COMFORCE Corporation (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K dated December 13, 2004 and incorporated herein by reference).

10.1 Amended and Restated Employment Agreement dated as of August 7, 2006 between COMFORCE Corporation, COMFORCE Operating, Inc. and John C. Fanning (included as an exhibit to COMFORCE Corporation's Annual Report on Form 10-K for the fiscal year December 31, 2006 and incorporated herein by reference).

10.2 Amended and Restated Employment Agreement dated as of August 7, 2006 among COMFORCE Corporation, COMFORCE Operating, Inc. and Harry Maccarrone (included as an exhibit to COMFORCE Corporation's Annual Report on Form 10-K for the fiscal year December 31, 2006 and incorporated herein by reference).

10.3 Amendment to Amended and Restated Employment Agreement dated as of March 27, 2007 among COMFORCE Corporation, COMFORCE Operating, Inc. and Harry Maccarrone (included as an exhibit to COMFORCE Corporation's Annual Report on Form 10-K for the fiscal year December 31, 2006 and incorporated herein by reference).

10.4 Company's 2002 Stock Option Plan adopted at the Company's 2002 annual meeting of stockholders held June 13, 2002 (included as Annex A to the definitive proxy statement of COMFORCE Corporation filed April 29, 2002 and incorporated herein by reference).

10.5 Amendment to the Company's 2002 Stock Option Plan adopted at the Company's 2006 annual meeting of stockholders held June 7, 2006 (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended June 25, 2006 and incorporated herein by reference).

10.6 Restated Deferred Compensation Plan approved as of October 30, 2006 (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended September 24, 2006 and incorporated herein by reference).

10.7 Restated Deferred Vacation Plan approved as of October 30, 2006 (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended September 24, 2006 and incorporated herein by reference).

10.8 Revolving Credit and Security Agreement dated as of June 25, 2003 among the Company, PNC Bank, National Association, as lender and administrative agent, and other named lenders (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended June 29, 2003 and incorporated herein by reference).

10.9 Waiver and Amendment No. 1 dated as of March 17, 2004 to Revolving Credit and Security Agreement dated as of June 25, 2003 among the Company, PNC Bank, National Association, as lender and administrative agent, and other named lenders (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended March 28, 2004 and incorporated herein by reference).

10.10 Amendment No. 2 to Revolving Credit and Security Agreement dated as of September 29, 2004 among the Company and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended September 26, 2004 and incorporated herein by reference).

10.11 Amendment No. 3 to Revolving Credit and Security Agreement dated as of February 3, 2005 among the Company and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (filed as an exhibit to the Company's Current Report on Form 8-K filed February 9, 2005 and incorporated herein by reference).

10.12 Amendment No. 4 to Revolving Credit and Security Agreement dated as of May 13, 2005 among the Registrant and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed May 18, 2005).

10.13 Amendment No. 5 to Revolving Credit and Security Agreement dated as of December 22, 2005 among the Company and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed July 18, 2006 and incorporated herein by reference).

10.14 Amendment No. 6 to Revolving Credit and Security Agreement dated as of July 12, 2006 among the Company and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (included as an exhibit to COMFORCE Corporation's Current Report on Form 8-K filed July 18, 2006 and incorporated herein by reference).

10.15 Amendment No. 7 to Revolving Credit and Security Agreement dated as of May 24, 2007 among the Company and certain of its operating subsidiaries, as borrowers, and PNC Bank, National Association, as agent and lender, and other participating lenders (included as an exhibit to COMFORCE Corporation's Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and incorporated herein by reference).

21.1* List of Subsidiaries.

23.1* Consent of KPMG LLP.

31.1* Rule 13a-14(a) certification of chief executive officer in accordance with section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Rule 13a-14(a) certification of chief financial officer in accordance with section 302 of the Sarbanes-Oxley Act of 2002

32.1* Section 1350 certification of chief executive officer in accordance with section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Section 1350 certification of chief financial officer in accordance with section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

BOARD OF DIRECTORS

John C. Fanning
Chairman of the Board,
Chief Executive Officer

Rosemary Maniscalco
Vice Chairman of the Board
President, Corporate
ImageMakers™

Kenneth Daley
Trustee,
Long Island Catholic Charities
Audit and Compliance
Committee,
Catholic Health Systems of
Long Island

Pierce J. Flynn
Consultant

Harry V. Maccarrone
Executive Vice President

Daniel Raynor
Managing Partner,
The Argentum Group

Gordon Robinett
Consultant

CORPORATE OFFICERS

John C. Fanning
Chairman of the Board and
Chief Executive Officer

Harry V. Maccarrone
Executive Vice President,
Secretary and Chief
Financial Officer, Director

Robert F. Ende
Senior Vice President, Finance

Linda Annicelli
Vice President,
Administration

CORPORATE MANAGEMENT

Diane Claiborne
Vice President,
Client Service Operations

Arthur A. Feltman
Vice President and
General Counsel

Teresa Golio
Vice President, Finance and
Corporate Controller

Kevin Reilly
Vice President, Information
Services, Chief Information
Officer

Bruce Stephan
Vice President, Taxation

FIELD OPERATIONS MANAGEMENT

Bradley Turkin
Executive Vice President,
Field Operations, U.S.

Evan Burks
Executive Vice President
Technical Services

Allison Gross
Senior Vice President
Southern IT Services

Robert Senatore
Senior Vice President
Northwest IT Services

TELECOM SERVICES

Pete Petix
Senior Vice President
Telecom Services

HUMAN CAPITAL MANAGEMENT SERVICES
(PrO Unlimited Subsidiary)

Andrew Schultz
President,
PrO Unlimited

Terrie Weinand
Chief Operating Officer,
PrO Unlimited

FINANCIAL OUTSOURCING SERVICES

Peter Porrazzo
Vice President/Chief
Credit Officer
THISCO

CORPORATE HEADQUARTERS

COMFORCE Corporation
415 Crossways Park Drive
Woodbury, NY 11797
Tel: 516-437-3300
Fax: 516-437-3392
E-mail: investor@comforce.com

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer
and Trust Company
6201 15th Avenue
Brooklyn, NY 11219

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
1305 Walt Whitman Road
Suite 200
Melville, NY 11747

LEGAL COUNSEL

Barnes & Thornburg LLP
1 North Wacker Drive
Suite 4400
Chicago, IL 60606

FORM 10-K

A copy of COMFORCE Corporation's 10-K, as filed with the Securities and Exchange Commission and its Annual Report can be viewed with exhibits on the Internet at http://www.comforce.com. Copies are also available, without charge, to stockholders upon written request. Such requests and other investor inquiries should be directed to Linda Annicelli, Vice President, Administration at the Company's address.

STOCK OWNERSHIP

As of April 25, 2008 COMFORCE had approximately 3,853 stockholders of record and 1,801 beneficial owners of the common stock.

ANNUAL MEETING

The annual meeting of stockholders of COMFORCE Corporation will take place at 10:00 a.m. on Wednesday, June 11, 2008 at the COMFORCE Corporate Headquarters, 415 Crossways Park Drive, Woodbury, NY 11797. Shareholders of record as of April 25, 2008 will be entitled to vote at this meeting.

COMMON STOCK INFORMATION

COMFORCE Corporation's common stock is traded on the American Stock Exchange under the symbol CFS.
For major press releases and other information, please visit our website at:
www.comforce.com

COMFORCE®
CORPORATION

COMFORCE and its affiliates are proud to have been a part of the $190 billion contingent staffing industry for over 50 years. Our mission is to provide creative outsourcing options and business process solutions to the expanding landscape of human resource requirements [illegible] fluctuating business demands of our clients. COMFORCE is especially proud and grateful to [illegible] have had the opportunity to positively impact the work lives of the hundreds of thousands [illegible] contingent workers we have employed, by providing them with flexibility in managing and grow[illegible] their careers.

Innovation, flexibility and service excellence have always been in the forefront of our long-term strategic planning. COMFORCE believes that offering superior technological capabilities is key to the success of this mission and to position our business service offerings beyond the scope of our competitors. COMFORCE is comprised of a nationwide network of 23 company-owned and 8 licensed offices, 2 of which operate under the Uniforce Staffing Services trademark. The Company has earned the reputation of being a high quality provider of Business Process Outsourcing, Staffing Vendor Management (RightSourcing®) and provides a broad range of contingent staffing services both nationally and abroad to: Fortune 1000 and emerging growth companies, medical facilities and federal, state and local government agencies. In addition, the Company provides payroll/funding and complete back office services to independent staffing companies in the U.S. and Canada.

COMFORCE is traded on the American Stock Exchange (symbol:CFS)

COMFORCE CORPORATE HEADQUARTERS
415 Crossways Park Drive, Woodbury, NY 11797
Tel: 516-437-3300 • Fax: 516-437-3392
web site: www.comforce.com
e-mail: investor@comforce.com

END